Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended March 31, 2026

Background

This Management’s Discussion and Analysis (“MD&A”) has been prepared based on information available to DeFi Technologies Inc. (“we”, “our”, “us”, “DeFi” or the “Company”) containing information through May 14, 2026, unless otherwise noted.

This MD&A provides a detailed analysis of the Company’s operations and compares its financial results for the three months ended March 31, 2026 and 2025. The March 31, 2026 interim condensed consolidated financial statements and related notes of DeFi (the “Interim Financial Statements”) have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (“IFRS”). Please refer to the notes of the December 31, 2025 annual audited consolidated financial statements (the “Annual Financial Statements”) for disclosure of the Company’s significant accounting policies. Unless otherwise noted, all references to currency in this MD&A refer to U.S. dollars. References to Q1 2026 are to the three months ended March 31, 2026; Q1 2025 are to the three months ended March 31, 2025; and Q4 2025 are to the three months ended December 31, 2025.

Additional information, including our Annual Information Form, have been filed electronically through the System for Electronic Document Analysis and Retrieval+ “SEDAR+ and is available online under the Company’s SEDAR+ profile at www.sedarplus.ca.

Cautionary Statement Regarding Forward Looking Information

This MD&A contains “forward-looking information” within the meaning of that term under Canadian securities laws. This information relates to future events or future performance and reflects the Company’s expectations and assumptions regarding such future events and performance. Forward-looking information can be identified by the use of words such as, but not limited to, “plans”, “expects”, “project”, “predict”, “potential”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such information includes, but is not limited to, expectations, projections or other characterizations of future events or circumstances; the Company’s objectives, goals, strategies, beliefs, intentions, plans, estimates, projections and outlook; and statements regarding the future of centralized and decentralized finance.

In particular, all statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that management of the Company expects or anticipates will or may occur in the future contain forward-looking information, including but not limited to, statements with respect to:

●	financial, operational and other projections and outlooks as well as statements or information concerning future operation plans, objectives, performance, revenues, growth, acquisition strategies, profits or operating expenses of the Company and its subsidiaries;

●	details and expectations regarding the Company’s investments in the decentralized finance (“DeFi”) industry and the Company’s Equity Investments in Digital Assets (as defined herein);

●	expectations regarding revenue growth due to changes in the Company’s business strategy;

●	expansion and growth of the Company’s Asset Management, Ventures and Infrastructure business lines;

●	development of ETPs and partnerships and joint ventures with other companies;

●	growth of assets under management (“AUM”);

●	listing of ETPs;

●	identifying and capitalizing on low-risk arbitrage opportunities within the digital asset market;

●	digital asset staking, lending or trading transactions;

●	the Company becoming more active in the stablecoin market in the future;

●	the continued listing of the Company’s common shares on Nasdaq Capital Market (“Nasdaq”);

●	DeFi Advisory and the development of digital asset treasury companies;

●	anticipated lending and staking income and management fees charged on ETPs;

●	hedging activities;

●	the Company receiving the outstanding balance of BTC owed to it by Genesis;

●	investment performance of ETPs, DeFi protocols and digital assets underlying ETPs and portfolio companies that the Company has invested in;

●	additional locations and distribution channels coming online in 2026, and the Company being able to expand presence across Europe and Latin America, and bringing new regions, such as Africa and the Middle East, into the platform;

●	the Company’s global expansion positioning the Company for long-term growth, leveraging strategic partnerships, market-first advantages, and increasing investor demand to strengthen its market leadership;

●	future development of laws and regulations governing the DeFi industry, in particular in the United States;

●	requirements for additional capital and future financing options;

●	publishing and marketing plans;

●	the availability of attractive investments that align with the Company’s investment strategy;

●	future outbreaks of infectious diseases;

●	the impact of climate change;

●	the Company’s ability to regain and maintain compliance with the minimum required closing bid price for continued listing on the Nasdaqt; and

●	other expectations of the Company.

Forward-looking information and statements above involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Important factors that could cause actual results to differ materially from the Company’s expectations are described in the Company’s documents filed from time to time with the applicable regulatory authorities and such factors include, but are not limited to, risks related to the staking and lending of cryptocurrencies, DeFi protocol tokens, or other digital assets; risks relating to momentum pricing and volatility of cryptocurrencies, DeFi protocol tokens, and other digital assets; cybersecurity threats, security breaches and hacks; the relative novelty of cryptocurrency exchanges and other trading venues; regulatory risks; hedging risk; the U.S. classification of crypto assets and the Investment Company Act of 1940; the issuance of crypto ETPs in the EU and non-EU countries; risk related the Company’s Ventures portfolio exposure; risks associated with the lending and staking of digital assets, risks related to the Company’s internal arbitrage and trading business, risks associated with banks cutting off services to businesses that provide cryptocurrency related services; the impact of geopolitical events; the further development and acceptance of digital and DeFi networks; trade errors; dependence on investment manager, discretion as to distributions and timing of withdrawals, discretion as to form of payment, risks and uncertainties associated with custodians of digital assets; conditions on equity investments in digital assets; development and acceptance of the digital asset network, digital asset audit risk, risk of total loss of equity investment in digital assets, risk of loss, theft or destruction of cryptocurrencies; risks associated with the irrevocability of transactions; risks associated with the potential failure to maintain the cryptocurrency networks; risks associated with the potential manipulation of blockchain; risks that miners may cease operations; risks related to insurance; risks related to the concentration of investments; risks related to competition; risk related to investments in private issuers and illiquid securities; risks related to cash flow, revenue and liquidity; risk management, risks related to the Company’s dependence on management personnel; risks related to macro-economic conditions; risks related to the availability or opportunities and competition for investments; risks related the share prices of investments; risks related to additional financing requirements; risks related to the return on investments; failure to develop and execute successful investment or trading strategies, risks related to the management of the Company’s growth; social, political, environmental, and economic risks in the countries in which the Company’s investment interests are located; risks related to hostilities, geo-political events and wars, risks related to the due diligence process undertaken by the Company in connection with investment opportunities; risks related to exchange-rate fluctuations; risks related to non-controlling interests; risks related to changes in legislation and regulations; risks related to the fact the Company is likely a passive foreign investment company for U.S. federal income tax purposes; risks associated with the Company’s limited operating history and no history of operating revenue and cash flow; risks associated with the Company having limited cash flow and funds in reserve which may not be sufficient to fund its ongoing activities at all times; risks associated with material weakness in the Company’s financial statements, risk related to the restatement of the Company’s historical financial statements, lack of comprehensive accounting guidance for digital assets under IFRS accounting standards; risks associated with conflicts of interest; litigation risk, risks associated with the volatility of the Company’s common shares market price and the Company’s ability to regain and maintain compliance with the minimum required closing bid price for continued listing on the Nasdaq, risks associated with share imbalances, risks associated the future dilution of shareholders’ interest in the Company; and risks associated with the Company’s history of never paying dividends; and other risks described herein including under the heading “Risks and Uncertainties”.

When relying on forward-looking information to make decisions, readers should ensure that the preceding information, the risks and uncertainties described in “Risks and Uncertainties” and the other contents of this MD&A are all carefully considered. The forward-looking information contained herein is current as of the date of this MD&A, and, except as may be required by applicable law, the Company disclaims any obligation or undertaking to publicly release any updates or revisions to any forward-looking information contained herein to reflect any change in expectations, estimates and projections with regard thereto or any changes in events, conditions or circumstances on which any information is based. Readers should not place undue importance on such forward-looking information and should not rely upon this information as of any other date. In addition to the disclosure contained herein, for more information concerning the Company’s various risks and uncertainties, please refer to the Company’s public filings available under its profile on SEDAR+ at www.sedarplus.ca and at www.cboe.ca.

With regard to all information included herein relating to companies in the Company’s Venture portfolio, the Company has relied on information provided by the investee companies and on publicly available information disclosed by the respective companies.

Overview of the Company

The Company is a publicly listed issuer on the Cboe Canada Inc. (“Cboe Canada”) stock exchange trading under the symbol “DEFI” and the Nasdaq stock market in the United States under the symbol “DEFT”. The Company is a financial technology company that pioneers the convergence of traditional capital markets with the world of decentralized finance. The Company’s mission is to expand investor access to industry-leading decentralized technologies which it believes lie at the heart of the future of finance. On behalf of its shareholders and investors, it identifies opportunities and areas of innovation and builds and invests in new technologies and ventures in order to provide trusted, diversified exposure across the decentralized finance ecosystem. The Company does so through four distinct business lines: Asset Management, DeFi Alpha, Stillman Digital, and DeFi Ventures.DeFi Technologies also reiterated its focus on accelerating growth through product innovation and geographic expansion. In 2025, DeFi Technologies, through Valour, advanced distribution across regulated venues, including the London Stock Exchange and SIX Swiss Exchange, and entered the Brazilian market.

The Company’s Interim Financial Statements have been prepared in accordance with IFRS applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying Interim Financial Statements.

Investment Pillars

DeFi operated through four core pillars during Q1 2026:

Asset Management

The Company through its wholly-owned subsidiary Valour Inc. (“Valour”), and Valour Digital Securities Limited (“VDSL” and together with Valour Cayman, “Valour”) is developing Exchange Traded Products (“ETPs”) that synthetically track the value of a single DeFi protocol or a basket of protocols. ETPs simplify the ability for retail and institutional investors to gain exposure to DeFi protocols or basket of protocols as it removes the need to manage a self-custodial wallet, two-factor authentication, various logins, and other intricacies that are linked to managing a decentralized finance protocol portfolio.

The Company does not simply list ETP products and collect a management fee. The Company has monetized the entire issuance stack end to end:

●	Market making and liquidity provisioning

●	Staking and yield generation on underlying assets

Valour monetizes its AUM primarily through trading, staking, management fees, and trade-flow arbitrage. In addition to management fees, Valour retains staking yields as revenue, capturing value directly from the digital assets held in its ETPs. This vertically integrated model enables recurring, protocol-driven revenue as AUM grows.

DeFi Alpha

DeFi Alpha is a specialized trading desk within DeFi focused on opportunistic trading and arbitrage across the digital asset ecosystem. The desk seeks to generate returns by identifying attractive market dislocations and pricing inefficiencies, with opportunities sourced through deep market experience and strong counterparty relationships.

Its activities span both centralized and decentralized markets, with a focus on disciplined execution, prudent risk management, and capitalizing on opportunities as they arise.

Stillman Digital

Stillman Digital is a digital asset trading firm that provides OTC trading, liquidity solutions, and market-making services to institutional counterparties across global cryptocurrency markets.

DeFi Ventures

The Company, whether by itself or through its subsidiaries, invests in various companies and leading protocols across the decentralized finance ecosystem to build a diversified portfolio of decentralized finance assets.

Reflexivity Research and DeFi Advisory

The Company discontinued reporting on its Reflexivity Research and DeFi Advisory business lines given the low levels of revenue generated by these business lines. Revenues from these businesses have been included in “other revenues” as part of the main asset management business.

Highlights For The Three Months Ended March 31, 2026:

New Product Launches

By December 31, 2025, Valour reached 102 listed ETPs and built a more diversified regulated digital asset shelf globally. While the Company did not launch any further ETPs during Q1 2026, it focused on increasing its product offerings in the various markets where it operates.

Starting January 26, 2026, the Company started offering select Valour ETPs to UK retail investors on the London Stock Exchange (“LSE”) after receiving approval from the Financial Conduct Authority and LSE.

Bitcoin and Ethereum staking ETPs: The approved products available to UK retail are 1Valour Bitcoin Physical Staking (ISIN: GB00BRBV3124) and 1Valour Ethereum Physical Staking (ISIN: GB00BRBMZ190).

Milestone expansion from pro-to-retail: Following earlier LSE launches for professional investors, Valour is now expanding access so UK retail investors can gain regulated BTC and ETH exposure with a yield component via traditional brokerage accounts.

The UK is one of the world’s most important financial markets, and these approvals broaden the Company’s ability to serve UK retail investors with transparent, exchange-listed products that provide straightforward exposure to the evolving digital asset economy.

DEFT Valour Investment Opportunity Index

On February 9, 2026, the Company announced the launch of the DEFT Valour Investment Opportunity (“DVIO”) Index, an institutional grade benchmark that tracks how regulated investor capital is allocated across digital assets using real flows from Valour’s ETP platform. The DVIO Index is designed to deliver higher “signal quality” than typical crypto data by relying on consistent, regulated product structure and execution, with weekly updates to reflect changes in AUM and flow across the top 50 assets in Valour’s ecosystem. Beyond benchmarking, DVIO is positioned as a broader insights and commercial platform, power recurring analytics (weekly/monthly reports, sentiment and altcoin barometers, watchlist signals) and future licensing/index-linked products and tools.

Partnership with MERGE and update on LATAM initiatives

On February 6, 2026, the Company announced its partnership with MERGE to host the DeFi Technologies Insights Symposium in Sao Paolo on March 16, 2026 as part of Latin America’s leading crypto/fintech conferences.

Brazil is a core market for both DeFi and Valour, reflecting the country's growing importance in global capital markets and digital asset adoption. In December 2025, Valour expanded into Brazil by launching a suite of digital asset ETPs listed on B3, alongside Brazilian Depositary Receipts (BDRs) representing DeFi's publicly listed shares. The products include DEFT31 (BDRs representing DeFi's Nasdaq-listed DEFT shares), BTCV (Valour Bitcoin), ETHV (Valour Ethereum), XRPV (Valour Ripple), VSOL (Valour Solana), and VSUI (Valour Sui). These products provide Brazilian investors with BRL denominated locally listed exposure to both DeF's equity and leading digital assets through the same brokerage and custody infrastructure used for equities and ETFs.

This expansion into Brazil marked a significant milestone for Valour, representing its first market entry outside Europe and establishing a foundation for broader growth across Latin America. Hosting the DeFi Technologies Insights Symposium in São Paulo builds on this momentum and underscores a long-term commitment to engaging Brazilian institutional investors, regulators, and market participants.

Investors can review the full list of the Company’s ETP products on its website at www.valour.com.

Valour's Top ETPs by AUM

Valour’s AUM on March 31, 2026 was $444.3 million. Average AUM for Q1 2026 was $533.6 million falling from $728.3 million in Q4 2025 and $789 million in Q1 2025 comparative quarter. The lower AUM is due mainly to crypto price declines and due to a small $0.7 million net outflow for the Q1 2026 (the Company had a $1.7 million cash outflow offset by $1 million crypto funded ETP inflow – IFRS does not allow the two amounts to be netted in the cash flow statement). Q1 2026 was very challenging for global market conditions as war in Iran and the resultant significant increase in energy prices drove a broad risk off environment across asset classes. Cryptocurrency prices fell as part of the risk-off environment with Bitcoin (“BTC”) falling approximately down 23% and Ethereum (“ETH”) approximately 35%. The altcoins in general fell more than Bitcoin.

As of March 31, 2026, Valour's ETPs with the highest AUM were:

●	VALOUR BTC: $159,717,931

●	VALOUR SOL: $106,617,292

●	VALOUR ETH: $42,960,901

●	VALOUR XRP: $27,230,994

●	VALOUR ADA: $16,321,278

●	VALOUR SUI: $14,864,280

A chart showing the development of the Company’s AUM is below:

Update on Portfolio Company Canada Stablecorp Inc. (“Stablecorp”)

On February 4, 2026, the Company announced that VersaBank will act as custodian for Stablecorp’s QCAD Digital Trust, strengthening the institutional and regulatory-grade infrastructure behind QCAD, Canada’s first compliant CAD stablecoin. The agreement is designed to support scaled adoption of tokenized Canadian dollars, with VersaBank earning custody fees based on assets held and a spread on QCAD deposits, highlighting custody as a long-term growth revenue stream. For DeFi, this is another validation point for its Stablecorp investment and QCAD strategy, reinforcing plans to expand QCAD-linked products, deepen liquidity and market access, and support long term security as usage grows.

Strengthening the Management Team

Corporate General Counsel Change

On February 27, 2026, the Company announced the appointment of Philippe Lucet as General Counsel and Corporate Secretary of DeFi replacing Mr. Kenny Choi. Mr. Lucet previously served as General Counsel of Valour and now oversees DeFi’s legal, corporate governance and regulatory affairs. Before joining Valour, Mr. Lucet served as Group General Counsel at a global IT company headquartered in Geneva, where he oversaw all legal, regulatory, and compliance matters for the group. Previously, he was Vice President and General Counsel for R&D and Intellectual Property at Nestlé's global headquarters, leading a team responsible for patents, trademarks, digital, legal R&D, and health science worldwide. Prior to Nestlé, Mr. Lucet was Lead Counsel at Richemont, the Swiss based global luxury group, and an attorney at law at Salans/Dentons, specializing in corporate law, investments, innovation, and intellectual property. Mr. Lucet holds a Master's in International Affairs (Finance and Banking) from Columbia University, and a Master of Laws from Stanford University.

New Chief Revenue Officer

On April 1, 2026, the Company announced the appointment of Mr. Jacob Lindberg as Chief Revenue Officer of Valour where he will lead commercial strategy across the Nordics and broader European markets to support platform growth, institutional partnerships, and regional expansion. Mr. Lindberg is the founder and former CEO of Vinter, a regulated crypto index provider later acquired by Kaiko, and has experience developing index methodologies behind several notable digital asset investment products listed across major European exchanges. Under his leadership, Vinter's indexes underpinned financial products listed on major exchanges, including Nasdaq, the London Stock Exchange, Deutsche Börse Xetra, Spotlight, and the SIX Swiss Exchange. In 2024, Vinter was acquired by Kaiko, a financial data infrastructure company. During his time at Vinter, Mr. Lindberg raised a US$3.4 million seed round at a valuation of more than US$20 million, led by Octopus Ventures, and grew the business into an index provider serving many of the world's largest crypto asset managers. He was also named to the Forbes 30 Under 30 list in 2022. Mr. Lindberg has developed methodologies behind several pioneering index products in the digital asset sector, including the first Bitcoin & Gold index ETP, the first crypto momentum-factor index ETP, and VDAB10, the first capped market-cap crypto index.

Mr. Lindberg joins Valour at an important stage in its evolution as DeFi broadens its platform beyond listed ETPs into a wider suite of institutional fund structures and capital markets products. In addition to expanding its ETP footprint across Europe, the Company is developing products designed to meet growing demand from professional and institutional investors, including UCITS-style fund structures, actively managed certificates ("AMCs"), hedge fund, fund-of-funds strategies, and other institutional vehicles intended to broaden distribution and create more durable, diversified assets under management.

Nasdaq Notification Letter Regarding Minimum Bid Price Deficiency

On March 6, 2026, the Company announced it has received a notice from Nasdaq, dated March 5, 2026, notifying the Company that the minimum bid price per share of its common shares was below $1.00 for a period of 30 consecutive business days as of March 4, 2026 and that the Company did not meet the minimum bid price requirement set forth in Nasdaq Listing Rule 5550(a)(2) (the "Minimum Bid Price Rule") to maintain a minimum bid price of $1.00 per share.

Pursuant to Nasdaq Listing Rule 5810(c)(3)(A), the Company has a compliance period of 180 calendar days, or until September 1, 2026, to regain compliance with the Minimum Bid Price Rule. To regain compliance, the closing bid price of the Company's common shares must be at least $1.00 per common share for a minimum of ten consecutive business days (though Nasdaq staff may, in their discretion, extend this to generally up to 20 consecutive business days). If at any time during this 180-day period the closing bid price per share of the Company's common shares is at least $1.00 for a minimum of ten consecutive business days, Nasdaq will provide the Company with written confirmation of compliance and the matter will be closed.

In the event the Company does not regain compliance by September 1, 2026, the Company may be eligible for an additional 180-calendar-day compliance period. To qualify, the Company will be required to meet the continued listing requirement for market value of publicly held shares and all other initial listing standards for Nasdaq, with the exception of the Minimum Bid Price Rule, and will need to provide written notice of its intention to cure the deficiency during the second compliance period, including by effecting a reverse stock split, if necessary. If the Company is not eligible for the second compliance period or Nasdaq staff concludes that the Company will not be able to cure the deficiency during the second compliance period, Nasdaq will provide written notice to the Company that the Company's common shares will be subject to delisting. In the event of such notification, the Company may appeal Nasdaq's determination to delist its common shares, but there can be no assurance that Nasdaq would grant the Company's request for continued listing.

Outlook

DeFi continues to attempt to strengthen its position as a leading provider of regulated digital asset investment products, with 102 ETPs listed across major global exchanges. Through its asset management platform, Valour, the Company remains focused on expanding investor access to secure, transparent, and compliant digital asset exposure.

The Company is increasingly differentiated by its vertically integrated business model, which combines asset management, product issuance, and institutional trading infrastructure. This includes Stillman Digital, the Company’s institutional trading and liquidity platform, which complements Valour’s ETP business by providing execution, liquidity, and market infrastructure capabilities across digital asset markets. Together, these components enable DeFi Technologies to capture value across multiple points in the investment lifecycle.

This integrated approach continues to drive improving profitability and operating efficiency. The Company benefits from diversified and scalable revenue streams, including management fees, staking income, and trading and market-making activities across its platform. The addition of institutional trading capabilities through Stillman Digital further enhances monetization opportunities, contributing to margin expansion and reducing reliance on any single revenue source.

DeFi Technologies is executing on a strategy centered on the convergence of traditional capital markets and decentralized finance. By bridging these ecosystems, the Company is building a comprehensive platform designed to support more efficient capital formation, improved liquidity, and broader investor participation in digital assets. This positioning is expected to support long-term growth as institutional and retail adoption continues to evolve.

The Company continues to expand its global footprint, advancing distribution across regulated markets including the London Stock Exchange and SIX Swiss Exchange, while establishing a strategic presence in Brazil through listings on B3. These initiatives enhance access to new investor segments and support sustained growth in assets under management and net inflows.

Looking ahead, DeFi is focused on the development of next-generation investment products tailored to institutional investors. These include UCITS-type fund structures, actively managed certificates, hedge funds, and fund-of-funds strategies. Such products are intended to broaden distribution, deepen liquidity, and improve the durability of AUM over time.

In parallel, the Company is advancing internally developed initiatives aimed at increasing efficiency, lowering costs, and enhancing the overall value proposition of its platform. These efforts are expected to further strengthen operating leverage and support continued margin expansion.

DeFi Technologies also maintains a disciplined approach to capital allocation by evaluating adjacent businesses and strategic investments that can generate non-AUM-driven revenue streams and perform across market cycles. This includes investments in digital asset infrastructure, such as Stablecorp and Continental Stablecoin, which align with the Company’s broader strategy of building a comprehensive financial ecosystem.

Overall, DeFi believes it is well positioned for continued growth, supported by a scalable and vertically integrated platform, expanding global distribution, diversified revenue streams, and a strong balance sheet that enables proactive investment in strategic opportunities.

Digital Assets, Digital assets loaned and Digital assets Staked

As at March 31, 2026, the Company’s digital assets had a fair value of $381,352,048 (December 31, 2025 - $ 515,586,931). Digital currencies are recorded at their fair value on the date they are acquired and are revalued to their current market value at each reporting date. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase, Bitstamp, Bybit OKX, Vinter, Compass and Gate.IO and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Volmex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

	March 31, 2026	December 31, 2025
	$	$
Current digital assets
Digital assets	192,860,846	356,450,053
Digital assets loaned	147,015,371	87,326,227
Digital assets staked	25,498,997	38,986,741
Total current digital assets	365,375,214	482,763,021
Non-current digital assets
Digital assets	33,951	62,367
Digital assets loaned	15,942,883	32,761,543
Digital assets staked	-	-
Total non-current digital assets	15,976,834	32,823,910
Total digital assets	381,352,048	515,586,931

In addition to the above noted digital assets, the Company had the following equity investments at fair value through profit and loss (“FVTPL”) at the dates indicated. See Note 7 of the Interim Financial Statements for the three months ended March 31, 2026 for further details.

	March 31, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	195,556.0745	$13,327,426	174,657.4221	$11,903,153	370,213.4966	$25,230,579
Fund A - Avalanche (AVAX)	494,346.2754	$3,738,566	125,386.9082	$948,257	619,733.1836	$4,686,823
		$17,065,992		$12,851,410		$29,917,402

Fund B - Solana (SOL)	349,667.2000	$23,841,160	225,778.8000	$15,394,148	575,446.0000	$39,235,308
Fund B - USD	-	$15,965,180	-	$-	-	$15,965,180
		$39,806,340		$15,394,148		$55,200,488
Total		$56,872,332		$28,245,558		$85,117,890

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

The following table sets out the Company’s digital assets as at the dates indicated:

	March 31, 2026		December 31, 2025
	Quantity	$	Quantity	$
Binance Coin (BNB)	1,548.7372	945,367	1,763.4867	1,520,530
Bitcoin (BTC)	2,663.4200	174,657,889	2,596.9563	223,491,846
Ethereum (ETH)	22,786.9822	46,943,952	21,329.9035	63,656,646
Cardano (ADA)	68,139,566.4803	16,323,322	69,150,950.0310	23,565,970
Polkadot (DOT)	3,240,541.3199	4,067,210	3,340,140.2001	6,035,593
Solana (SOL)	201,607.0843	16,343,796	169,185.2128	21,097,592
Uniswap (UNI)	394,020.1485	1,392,359	399,616.8814	2,332,473
USDC	881,167.8800	2,065,670	-	4,461,378
USDT	1,804,885.1700	13,714,099	-	18,098,752
Litecoin (LTC)	6,233.4300	335,593	11,073.8030	851,800
Dogecoin (DOGE)	53,616,738.4862	4,868,517	56,534,119.7635	6,828,612
Cosmos (ATOM)	3,190.0442	5,388	12,005.8560	23,143
Avalanche (AVAX)	524,220.7375	4,610,704	461,501.5177	5,740,226
Polygon (POL)	523,225.8291	47,007	304,295.6891	31,088
Ripple (XRP)	20,965,336.1353	27,729,096	21,146,529.3119	39,186,475
Enjin (ENJ)	599,727.1912	12,174	576,307.9792	15,849
Tron (TRX)	721,965.3616	225,490	663,171.3819	187,723
Terra Luna (LUNA)	132,532.0000	7,308	141,177.2041	13,436
Shiba Inu (SHIB)	22,197,299,853.3500	131,311	20,643,542,012.0300	143,214
Pyth Network (PYTH)	4,801,974.8533	185,356	4,935,058.3767	280,805
AAVE (AAVE)	5,130.6719	497,510	4,429.5388	652,127
Algorand (ALGO)	1,921,656.4400	170,669	1,380,335.0800	153,904
Aptos Mainnet (APT)	545,290.5290	479,419	517,026.2356	875,222
Arweave (AR)	59,321.1500	101,617	64,940.4200	223,096
Aerodome (AERO0X91)	2,072,115.4417	651,266	2,113,572.4104	917,924
Arbitrum (ARB)	915,541.9600	84,241	1,489,777.0200	280,923
Bitcoin Cash (BCH)	290.8753	136,528	860.1464	511,921
Core (CORE)	12,845,082.1632	357,093	12,500,445.6036	1,377,549
Curve DAO Token (CRV)	4,392,934.1600	931,178	3,939,395.2500	1,442,868
Europa Coin (EURC)	63,864.0300	74,721	605,795.2800	708,780
Fetch.ai (FET)	4,596,327.2767	1,051,180	4,619,586.9000	946,091
Filecoin (FIL)	86,364.7159	71,311	83,678.3922	109,612
The Graph (GRT)	423,474.5100	10,112	542,238.9100	18,229
Hedera (HBAR)	87,034,776.5333	7,387,554	76,729,676.9089	8,317,073
Internet Computer (ICP)	1,828,349.7292	4,164,887	1,778,949.0942	4,866,716
Immutable (IMX)	450,205.7600	62,942	274,878.9400	61,176
Injective (INJ)	346,477.1667	991,687	335,577.3200	1,463,990
Jupiter (JUP)	2,997,266.5789	462,778	3,089,314.6000	583,880
Lido DAO (LDO)	499,346.9400	162,969	513,196.1600	300,384
Chainlink (LINK)	326,938.0488	2,832,488	347,418.3828	4,295,173
NEAR Protocol (NEAR)	1,879,333.7269	2,223,564	1,701,315.2684	2,553,372
Optimism (OP)	136,786.6700	15,053	173,791.6300	46,248
MANTRA (OM)	1,881,045.1867	20,880	453,091.4000	31,807
PAX Gold (PAXG)	9.8683	46,159	0.6905	2,999
Pendle (PDL)	151,576.2333	169,462	182,478.7000	343,772
Quant (QNT)	1,419.3251	99,310	1,014.7880	71,156
Ripple USD (RLUSD)	49,990.0000	50,020	50,126.0000	50,126
RENDERSOL (RNDR)	1,727,656.1125	2,939,466	1,703,278.0201	2,193,856
THORChain (RUNE)	278,735.5000	112,470	269,953.8000	151,768
Sei Network (SEI1)	13,571,882.3733	662,308	16,419,686.8978	1,848,857
SKY Governance Token (SKY)	621,474.0000	45,492	645,038.0000	37,735
Stacks (STX)	49,304.8000	10,808	47,106.4000	11,744
Sui (SUI)	13,815,098.2146	9,556,313	14,683,690.6345	16,459,983
Bittensor (TAO)	21,237.6654	6,449,828	22,107.9024	4,906,095
The TON Coin (TON)	521,038.3900	634,079	454,318.1948	739,494
Wormhole (W)	4,120,354.4000	59,745	4,760,219.0000	157,563
Tether Gold (XAUT6)	65.8023	302,130	34.4628	149,372
dogwifhat (WIF)	39,649.3600	7,097	56,581.9600	15,277
Worldcoin (WLD2)	988,665.2167	269,807	2,002,365.2100	969,345
Stellar (XLM)	4,066,607.9400	672,245	3,704,385.3200	753,012
StarkNet (STRK1)	3,111,382.0956	107,343	2,990,189.0056	231,441
Sonic Labs (SONICLABS)	3,913,758.5512	159,348	3,959,492.2712	300,086
Akash Network (AKT)	430,662.8394	212,274	375,586.0011	135,737
Kaspa (KAS)	27,366,377.6465	870,251	24,576,822.7965	1,064,176
Official Trump (TRUMP)	4,660.5400	13,954	2,309.3700	10,891
Mantle (MNT)	173,067.9884	117,963	259,308.9369	251,037
Story (IP)	5,446.5482	2,727	5,951.7992	10,187
Crypto.com (CRO)	1,702,523.5662	118,666	1,453,014.1410	132,805
Hyperliquid (HYPE)	42,085.4065	1,545,416	32,103.2182	830,677
UNUS SED LEO (LEO)	1,004.9794	10,041	670.9046	6,266
OKB (OKB)	253.3368	21,029	276.2829	30,051
IOTA (IOTA)	1,420,824.0000	77,719	1,233,469.0000	102,131
Ondo (ONDO)	2,624,206.1433	694,908	1,711,993.3233	634,291
Theta Token (THETA)	119,007.3000	17,803	100,410.4000	26,749
Celestia (TIA)	104,618.5800	30,674	111,295.8400	52,209
Flare (FLR)	3,951,845.7683	30,429	3,689,429.0635	39,108
Pi Network (PI)	126,085.7607	21,863	126,934.2148	25,895
Ethna (ENA)	1,593,152.9900	144,180	1,686,126.1900	340,092
Four (FORM)	33,378.7000	8,058	31,111.1000	10,777
Virtuals Protocol (VIRTUAL)	2,119,532.7778	1,357,773	1,776,320.7111	1,179,832
VeChain (VET)	8,713,323.1000	58,379	4,978,553.8000	52,773
Penut the Squirrel (PNUT)	319,100.9300	12,636	445,601.2200	30,657
Pepe (PEPE)	59,216,468,120.2000	17,980	40,164,090,458.7000	24,082
Zcash (ZEC)	-	-	-	32,569
Canton (CC)	203,427.2751	30,656	-	-
Other Coins	1,901,362,685.1099	53,150	1,903,713,336.9885	45,132
Current		365,375,214		482,763,021
Solana (SOL)	132,000.0000	10,589,953	196,500.0000	24,471,703
SUI (SUI)	8,327,991.5556	5,352,930	8,327,991.5556	8,289,840
Other Coins	271,406,137.0826	33,951	271,406,137.0826	62,367
Long-Term		15,976,834		32,823,910
Total Digital Assets		381,352,048		515,586,931

The below table sets out the continuity of digital assets for the periods ended March 31, 2026 and December 31, 2025 are as follows:

	March 31, 2026	December 31, 2025
Opening balance	$515,586,931	$555,838,900
Digital assets acquired	1,490,011	273,427,760
Digital assets disposed	(16,118,787)	(87,878,518)
Digital assets earned from staking, lending and fees	1,894,860	13,072,141
Realized gain (loss) on digital assets	(34,460,655)	48,283,105
Net change in unrealized gains and losses on digital assets	(95,629,324)	(282,272,597)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from (out to) equity investments at FVTPL	7,809,992	2,749,352
Foreign exchange gain (loss) / Fees / Other	779,020	(1,532,614)
	$381,352,048	$515,586,931

Digital assets held by counterparty as at March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Counterparty A	$96,973,878	$41,304,262
Counterparty C	876,796	3,460,154
Counterparty E	1,136,895	1,492,892
Counterparty F	20,404,229	25,061,967
Counterparty H	45,763,826	171,980,818
Counterparty J	41,834,503	-
Counterparty K	163,840,123	218,232,056
Counterparty M	74,314	4,954,135
Other	1,180,711	1,451,800
Self custody	9,266,773	47,648,847
Total	$381,352,048	$515,586,931

Digital Assets held by lenders

The Company and Genesis Global Capital LLC (“Genesis”) entered into that certain master loan agreement (the “MLA”).  Pursuant to the MLA and the loan term sheet dated September 9, 2022 (the “Term Sheet”), Genesis loaned $6,000,000 to Valour as an open term loan (the “Loan”). As collateral for the Loan, Valour initially posted 362 BTC with Genesis, which was later increased to 475 BTC (the “Collateral”).

On January 19, 2023, Genesis and its group of companies filed for bankruptcy protection in the U.S. pursuant to a ‘Chapter 11’ bankruptcy filing under the U.S. Bankruptcy Code and listed the Company as a creditor.

On June 26, 2024, the Court entered an order (the “Order”) granting motion for relief from stay and allowing Genesis to exercise set off rights permitting the parties to set off any Company obligations ($6,000,000 loan plus interest) with corresponding Genesis obligations (475 BTC). According to the exhibit attached to the Order, the Company owed Genesis $5,990,953.70 in principal and $109,644 in interest against collateral of 475 BTC valued at $10,018,691, resulting in a claim by the Company against Genesis in the amount of $3,909,047 or 185.3 BTC. It was then agreed that the parties could set off leaving the Company with $3.9 million which amounted to 185.3 BTC.

By the end of 2025, the Company had already received 115.62 BTC. Since DeFi and Valour previously received 1.7 BTC in October 2025, the outstanding balance is 67.98 BTC. Accordingly, the Company expects to receive up to 67.98 BTC in the future.

The Collateral and the amount payable under the Loan were previously recorded gross on the statement of financial position at $6,100,598 and $6,100,598, respectively, with the Collateral being written down to the value of the loan payable. After the approval of the motion on June 26, 2024, the Company obtained the legally enforceable right to set off the Collateral against the amount payable under the Loan. As a result, the Company has netted the asset and liability on the statement of financial position, reducing both the Company’s Collateral and the amount payable under the Loan by $6,100,598, which represents the principal amount of the Loan plus interest.

Following the court approved set-off, the remaining exposure for the Loan is 67.98 BTC. Considering Genesis’ low credit quality due to its bankruptcy, the Company has applied a loss rate approach of 75% to calculate it’s expected credit loss on the BTC held by Genesis based on management’s best estimate. The expected credit loss of $3,410,686 on these 67.98 BTC has been recorded under realized and net change in unrealized (loss) gain on digital assets in the Interim Financial Statements.

As of March 31, 2026, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	1,136,895
Total	67.9793	1,136,895

As of December 31, 2025, digital assets held by lenders as collateral consisted of the following:

	Number of coins on loan	Fair Value
Bitcoin (BTC)	67.9793	$1,492,892
Total	67.9793	$1,492,892

As at December 31, 2025, the 67.9793 Bitcoin held by Genesis as collateral against the Loan has been written down to $1,492,892, the fair value of the Loan and interest thereon.

In the normal course of business, the Company enters into open-ended lending arrangements with certain financial institutions, whereby the Company loans certain fiat and digital assets in exchange for interest income. The Company can demand the repayment of the loans and accrued interest at any time. The digital assets on loan are included in digital assets balances above.

Digital Assets loaned

As of March 31, 2026, the Company loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As of December 31, 2025, the Company has loaned select digital assets to borrowers at annual rates ranging from approximately 1.98% to 12% and accrued interest on a monthly basis. The digital assets on loan are measured at fair value through profit and loss.

As at March 31, 2026, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	680.4268	45,518,197	28%
Ethereum (ETH)	19,031.7196	39,185,121	24%
Solana (SOL)	299,521.8630	24,165,466	15%
Sui (SUI)	19,066,052.9730	12,254,966	8%
Ripple (XRP)	12,005,833.3333	15,874,113	10%
Bittensor (TAO)	19,081.8056	5,795,099	4%
Hedera (HBAR)	48,620,925.0000	4,103,606	3%
RENDERSOL (RNDR)	1,613,777.7778	2,745,682	2%
Avalanche (AVAX)	189,976.5000	1,670,900	1%
Internet Computer (ICP)	613,151.6667	1,390,628	1%
NEAR Protocol (NEAR)	1,151,954.2222	1,362,762	1%
Uniswap (UNI)	362,623.4444	1,281,149	1%
Virtuals Protocol (VIRTUAL)	1,650,483.6667	1,057,300	1%
Fetch.ai (FET)	4,445,466.6667	1,016,678	1%
Injective (INJ)	301,291.6667	862,357	1%
Curve DAO Token (CRV)	3,561,122.5000	754,602	0%
Kaspa (KAS)	22,821,137.7778	725,712	0%
Aerodome (AERO0X91)	2,017,635.6667	634,143	0%
Stellar (XLM)	3,401,765.2500	561,972	0%
Ondo (ONDO)	1,824,800.0000	483,207	0%
Jupiter (JUP)	2,733,558.0556	422,061	0%
Aptos Mainnet (APT)	470,820.3211	413,945	0%
AAVE (AAVE)	3,906.7167	378,233	0%
Pyth Network (PYTH)	4,587,486.6667	177,077	0%
THORChain (RUNE)	253,302.0000	102,207	0%
MANTRA (OM)	1,748,438.6667	19,408	0%
Worldcoin (WLD2)	6,093.3333	1,663	0%
Total	133,789,919.6868	162,958,254	100%

The digital assets loaned as at March 31, 2026, were are classified as follows:

Current
Bitcoin (BTC)	680.4268	45,518,197
Ethereum (ETH)	19,031.7196	39,185,121
Solana (SOL)	167,521.8630	13,575,513
Sui (SUI)	10,738,061.4174	6,902,036
Ripple (XRP)	12,005,833.3333	15,874,113
Bittensor (TAO)	19,081.8056	5,795,099
Hedera (HBAR)	48,620,925.0000	4,103,606
RENDERSOL (RNDR)	1,613,777.7778	2,745,682
Avalanche (AVAX)	189,976.5000	1,670,900
Internet Computer (ICP)	613,151.6667	1,390,628
NEAR Protocol (NEAR)	1,151,954.2222	1,362,762
Uniswap (UNI)	362,623.4444	1,281,149
Virtuals Protocol (VIRTUAL)	1,650,483.6667	1,057,300
Fetch.ai (FET)	4,445,466.6667	1,016,678
Injective (INJ)	301,291.6667	862,357
Curve DAO Token (CRV)	3,561,122.5000	754,602
Kaspa (KAS)	22,821,137.7778	725,712
Aerodome (AERO0X91)	2,017,635.6667	634,143
Stellar (XLM)	3,401,765.2500	561,972
Ondo (ONDO)	1,824,800.0000	483,207
Jupiter (JUP)	2,733,558.0556	422,061
Aptos Mainnet (APT)	470,820.3211	413,945
AAVE (AAVE)	3,906.7167	378,233
Pyth Network (PYTH)	4,587,486.6667	177,077
THORChain (RUNE)	253,302.0000	102,207
MANTRA (OM)	1,748,438.6667	19,408
Worldcoin (WLD2)	6,093.3333	1,663
Total current digital assets on loan	125,329,928.1313	147,015,371
Long-Term
Solana (SOL)	132,000.0000	10,589,953
SUI (SUI)	8,327,991.5556	5,352,930
Total long-term digital assets on loan	8,459,991.5556	15,942,883
Total	133,789,919.6868	162,958,254

As of December 31, 2025, digital assets on loan consisted of the following:

	Number of coins on loan	Fair Value	Fair Value Share
Bitcoin (BTC)	420.0000	36,894,425	31%
Ethereum (ETH)	8,000.0000	23,879,570	20%
Solana (SOL)	326,500.0000	40,661,634	34%
SUI (SUI)	18,737,981.0000	18,652,141	16%
Total	19,072,901.0000	120,087,770	100%

The digital assets loaned as of December 31, 2025, are classified as follows:

	Number of coins
	on loan	Fair Value
Current
Bitcoin (BTC)	420.0000	36,894,425
Ethereum (ETH)	8,000.0000	23,879,570
Solana (SOL)	130,000.0000	16,189,931
SUI (SUI)	10,409,989.4444	10,362,301
Total current digital assets on loan	10,548,409.4444	87,326,227
Long-Term
Solana (SOL)	196,500.0000	24,471,703
SUI (SUI)	8,327,991.5556	8,289,840
Total long-term digital assets on loan	8,524,491.5556	32,761,543
Total	19,072,901.0000	120,087,770

As at March 31, 2026, the digital assets on loan to significant borrowing counterparties were as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	1.7% - 12%	311,047.9041	80,338,312	Grand Cayman	49%
Counterparty F	1.5% - 3.5%	19,068,119.0783	20,404,229	UAE	13%
Counterparty H	3.75% - 4.5%	6,120.0000	20,381,209	Switzerland	13%
Counterparty J	0.5% - 12%	114,404,632.7045	41,834,504	United States	26%
Total		133,789,919.6868	162,958,254		100%
Current
Counterparty A		179,047.9041	69,748,359	Grand Cayman	43%
Counterparty F		10,740,127.5227	15,051,299	UAE	9%
Counterparty H		6,120.0000	20,381,209	Switzerland	13%
Counterparty J		114,404,632.7045	41,834,504	United States	26%
Total current digital assets on loan		125,329,928.1313	147,015,371		91%
Long-term
Counterparty A		132,000.0000	10,589,953	Grand Cayman	6%
Counterparty F		8,327,991.5556	5,352,930	UAE	3%
Total long-term digital assets on loan		8,459,991.5556	15,942,883		9%
Total loaned digital assets		133,789,919.6868	162,958,254		100%

As at December 31, 2025, the digital assets on loan to significant borrowing counterparties were as follows:

	Interest rates	Number of coins on loan	Fair Value	Geography	Fair Value Share
Counterparty A	12%	326,500.0000	40,661,634	Grand Cayman	34%
Counterparty F	1.94% - 4.75%	18,739,981.0000	24,622,033	UAE	21%
Counterparty H	3.75% - 4.5%	6,420.0000	54,804,103	Switzerland	46%
Total		19,072,901.0000	120,087,770		100%
Current
Counterparty A		130,000.0000	16,189,931	Grand Cayman	13%
Counterparty F		10,411,989.4444	16,332,193	UAE	14%
Counterparty H		6,420.0000	54,804,103	Switzerland	46%
Total current digital assets on loan		10,548,409.4444	87,326,227		73%
Long-term
Counterparty A		196,500.0000	24,471,703	Grand Cayman	20%
Counterparty F		8,327,991.5556	8,289,840	UAE	7%
Total long-term digital assets on loan		8,524,491.5556	32,761,543		27%
Total loaned digital assets		19,072,901.0000	120,087,770		100%

The Company’s digital assets on loan are exposed to credit risk. The Company limits its credit risk by placing its digital assets on loan with high credit quality financial institutions that have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the borrower, review of the internal control practices and procedures of the borrower, review of market information, and monitoring the Company’s risk exposure thresholds. Digital asset loan receivables are assessed for expected credit losses under IFRS 9 using a loss-rate approach. Counterparty A is subject to a 1% Stage 1 expected credit loss, driven by the recall penalty. The $106,966 Expected Credit Loss (“ECL”) on these coins has been expensed to bad debt expense. Counterparty H is not subject to any expected credit loss due to its recallability without penalty. The Company does not hold any collateral or other credit enhancements related to these loans.

The fair value of the SUI digital assets on loan include a discount for lack of marketability since the SUI coins are locked and not freely transferrable as at March 31, 2026. These coins unlock intermittently through April 2028. The DLOM (as defined below) was determined using the Finerty model. The model works by treating this loss of marketability as the equivalent of a European put option, which provides protection against price declines during the period the assets cannot be sold. By estimating the value of such a hypothetical put option, based on factors like the underlying stock price, volatility, risk-free rate, and expected holding period. No separate ECL was recorded for the SUI digital assets as management feels that any relevant default risk is captured in the fair value assumptions of the digital assets. The SUI digital assets are considered a level 3 in the financial instrument hierarchy, see note 23 in the Interim Financial Statements for more information on financial instrument hierarchy in the table below.

Borrower	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	BTC	500.3493	33,471,636	-	33,471,636	-	33,471,636
Counterparty F	BTC	60.0775	4,018,977	-	4,018,977	-	4,018,977
Counterparty H	BTC	120.0000	8,027,584	-	8,027,584	-	8,027,584
Counterparty A	ETH	11,025.6918	22,701,210	-	22,701,210	-	22,701,210
Counterparty F	ETH	2,006.0278	4,130,286	-	4,130,286	-	4,130,286
Counterparty H	ETH	6,000.0000	12,353,625	-	12,353,625	-	12,353,625
Counterparty A	SOL	299,521.8630	13,682,479	10,589,953	24,272,432	(106,966)	24,165,466
Counterparty F	SUI	19,066,052.9730	6,902,036	5,352,930	12,254,966	-	12,254,966
Counterparty J	XRP	12,005,833.3333	15,874,113	-	15,874,113	-	15,874,113
Counterparty J	TAO	19,081.8056	5,795,099	-	5,795,099	-	5,795,099
Counterparty J	HBAR	48,620,925.0000	4,103,606	-	4,103,606	-	4,103,606
Counterparty J	RNDR	1,613,777.7778	2,745,682	-	2,745,682	-	2,745,682
Counterparty J	AVAX	189,976.5000	1,670,900	-	1,670,900	-	1,670,900
Counterparty J	ICP	613,151.6667	1,390,628	-	1,390,628	-	1,390,628
Counterparty J	NEAR	1,151,954.2222	1,362,762	-	1,362,762	-	1,362,762
Counterparty J	UNI	362,623.4444	1,281,149	-	1,281,149	-	1,281,149
Counterparty J	VIRTUAL	1,650,483.6667	1,057,300	-	1,057,300	-	1,057,300
Counterparty J	FET	4,445,466.6667	1,016,678	-	1,016,678	-	1,016,678
Counterparty J	INJ	301,291.6667	862,357	-	862,357	-	862,357
Counterparty J	CRV	3,561,122.5000	754,602	-	754,602	-	754,602
Counterparty J	KAS	22,821,137.7778	725,712	-	725,712	-	725,712
Counterparty J	AERO	2,017,635.6667	634,143	-	634,143	-	634,143
Counterparty J	XLM	3,401,765.2500	561,972	-	561,972	-	561,972
Counterparty J	ONDO	1,824,800.0000	483,207	-	483,207	-	483,207
Counterparty J	JUP	2,733,558.0556	422,061	-	422,061	-	422,061
Counterparty J	APT	470,820.3211	413,945	-	413,945	-	413,945
Counterparty J	AAVE	3,906.7167	378,233	-	378,233	-	378,233
Counterparty J	PYTH	4,587,486.6667	177,077	-	177,077	-	177,077
Counterparty J	RUNE	253,302.0000	102,207	-	102,207	-	102,207
Counterparty J	MANTRA	1,748,438.6667	19,408	-	19,408	-	19,408
Counterparty J	WLD	6,093.3333	1,663	-	1,663	-	1,663
			147,122,337	15,942,883	163,065,220	(106,966)	162,958,254

As of March 31, 2026, the Company has staked select digital assets with counterparties at annual rates ranging from approximately 1.24% to 14.93% and accrues rewards as they are earned. The digital assets staked are measured at fair value through profit and loss. As of December 31, 2025, the Company has staked select digital assets to borrowers at annual rates ranging from approximately 1.24% to 14.93% and accrue rewards as they are earned. The digital assets staked are measured at fair value through profit and loss.

As of March 31, 2026, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	131.5212	271,259	1%
Cardano (ADA)	63,436,300.2255	15,192,994	60%
Core (CORE)	12,378,621.1000	344,126	1%
Polkadot (DOT)	2,639,590.7763	3,312,950	13%
Solana (SOL)	0.5094	41	0%
Hyperliquid (HYPE)	34,541.6731	1,247,127	5%
Hedera (HBAR)	33,768,770.3520	2,878,618	11%
Internet Computer (ICP)	985,506.1455	2,251,882	9%
Total	113,243,462.3030	25,498,997	100%

As of December 31, 2025, digital assets staked consisted of the following:

	Number of coins staked	Fair Value	Fair Value Share
Ethereum (ETH)	128.0536	376,190	1%
Bitcoin (BTC)	300.0000	26,747,151	69%
Cardano (ADA)	43,639.3760	15,470	0%
Core (CORE)	12,017,441.5404	1,325,524	3%
Polkadot (DOT)	2,595,690.3230	4,762,573	12%
Solana (SOL)	0.5094	64	0%
Hyperliquid (HYPE)	25,600.4618	662,417	2%
Hedera (HBAR)	22,663,998.5645	2,463,577	6%
Internet Computer (ICP)	970,082.8229	2,633,775	7%
Total	38,316,881.6517	38,986,741	100%

As of March 31, 2026, the digital assets staked by significant borrowing counterparty were as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	0.31% - 6.35%	100,690,236.5416	23,799,371	Switzerland	93%
Counterparty M	2.11%	35.4770	73,045	United States	0%
Self custody	1.52% - 11.83%	12,553,190.2844	1,626,581	Switzerland	6%
Total		113,243,462.3030	25,498,997		100%

As of December 31, 2025, the digital assets staked by significant borrowing counterparty were as follows:

	Interest rates	Number of coins staked	Fair Value	Geography	Fair Value Share
Counterparty H	2.76% - 7.67%	23,634,179.8442	5,097,352	Switzerland	13%
Counterparty M	2.87%	32.0023	95,663	United States	0%
Self custody	2.3% - 14.28%	14,682,669.8053	33,793,726	Switzerland	87%
Total		38,316,881.6517	38,986,741		100%

The Company’s digital assets staked are exposed to market risk, liquidity risk, lockup duration risk, loss or theft of assets and return duration risk. These risks include:

a)	Ethereum and Polkadot staking exposes the Company to an unbonding period liquidity restriction (approximately 28 days), during which time the tokens remain locked and do not earn rewards once unbounding has commenced.

b)	Polkadot, CORE and Hype staking may expose the Company to validator misconduct risk

c)	Bitcoin staking involves timelock risk, such that the coins are locked until expiry of the timelock and require a redemption transaction after expiry.

d)	BTC staking is described by the protocol as self-custodied with no wrapping, bridging or smart contract exposure.

The Company places allocation limits by counterparty and only deals with high credit quality financial institutions that are believed to have sufficient capital to meet their obligations as they come due and on which the Company has performed internal due diligence procedures. The Company's due diligence procedures may include, but are not limited to, review of the financial position of the counterparty, review of the internal control practices and procedures of the counterparty, review of market information, and monitoring the Company’s risk exposure thresholds. As of the date hereof, the Company does not expect a material loss on any of its digital assets staked. While the Company intends to only transact with counterparties that it believes meet the Company staking policy criteria, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

EQUITY INVESTMENTS IN DIGITAL ASSETS FUNDS AT FAIR VALUE THROUGH PROFIT AND LOSS

	March 31, 2026
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	195,556.0745	$13,327,426	174,657.4221	$11,903,153	370,213.4966	$25,230,579
Fund A - Avalanche (AVAX)	494,346.2754	$3,738,566	125,386.9082	$948,257	619,733.1836	$4,686,823
		$17,065,992		$12,851,410		$29,917,402

Fund B - Solana (SOL)	349,667.2000	$23,841,160	225,778.8000	$15,394,148	575,446.0000	$39,235,308
Fund B - USD	-	$15,965,180	-	$-	-	$15,965,180
		$39,806,340		$15,394,148		$55,200,488
Total		$56,872,332		$28,245,558		$85,117,890

	December 31, 2025
	Current		Long Term		Total
	Quantity	Amount	Quantity	Amount	Quantity	Amount
Fund A - Solana (SOL)	192,949.9577	$19,860,832	220,396.5353	$22,685,979	413,346.4930	$42,546,811
Fund A - Avalanche (AVAX)	503,720.0812	$5,253,822	232,861.4009	$2,428,755	736,581.4821	$7,682,577
		$25,114,654		$25,114,734		$50,229,388

Fund B - Solana (SOL)	470,185.9000	$50,297,296	294,049.0000	$31,455,366	764,234.9000	$81,752,662
Total		$75,411,950		$56,570,100		$131,982,050

Fund A

During the year ended December 31, 2024, the Company through a subsidiary, invested $61,741,683 in three tranches of a private investment fund (“Fund A”) designed to acquire Solana and Avalanche tokens from a bankrupt company. The Company’s investment represents the acquisition by Fund A of 491,249 Solana at $105 per Solana and 931,446 Avalanche at $11 per Avalanche.

The Solana acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. The Solana will be released by Fund A in monthly increments from January 2025 through January 2028.

The Avalanche acquired by Fund A is locked and staked, earning staking rewards during the lock period. Staking rewards will accrue while Avalanche is locked and will become distributable on the same unlocking schedule as the Avalanche.

The Avalanche will be released by Fund A in weekly increments starting July 10, 2025 and continuing through July 1, 2027.

The investments in the investment fund were initially recognized based on the latest available net asset value as determined by the investment fund’s administrator less an applicable DLOM.  The values of the investments were remeasured based on quarterly valuation reports provided by the investment fund administrator less an applicable DLOM.

Fund B

During the year ended December 31, 2024, the Company invested through a subsidiary, $112,072,453 in two tranches of limited partnership units of a private investment fund (“Fund B” and together with Fund A the “Equity Investments in Digital Assets”) designed to acquire Solana tokens from a bankrupt company.

The Company’s investment represents the acquisition by Fund B of 1,123,360 Solana at $100 per Solana. The Solana acquired by Fund B is locked and staked, earning staking rewards during the lock period and thereafter until such Solana is sold by the fund manager or an in-kind distribution to the limited partners of the fund. Staking rewards will accrue while Solana is locked and will become distributable on the same unlocking schedule as the Solana. Approximately 25% of the Solana were unlocked in March 2025, while the remaining 75% of the Solana will be unlocked linearly monthly until January 2028. The Company received a distribution of $71,685,819 in July 2025 from Fund B.

The investments in Fund B were initially recognized based on the latest available net asset value as determined by Fund B’s administrator less an applicable DLOM.  The values of the investments were remeasured based on quarterly valuation reports provided by Fund B’s administrator less an applicable DLOM.

The continuity of Equity Investments in Digital Assets for the periods ended March 31, 2026 and December 31, 2025 were as follows:

	March 31, 2026	December 31, 2025
Opening Balance	$131,982,060	$257,425,063
Disposals	(15,965,180)	(71,685,819)
Cash	15,965,180	-
Staking income	1,722,696	19,784,212
Net change in realized and unrealized gain/loss	(40,625,303)	(68,261,188)
Management fees	(151,561)	(2,530,856)
Transfers out to Digital Assets	(7,809,992)	(2,749,352)
Closing Balance	$85,117,900	$131,982,060

Third Party Exchanges, Custodians and Funds

As of March 31, 2026, the Company used the following third-party exchanges and custodians and in the ordinary course of business:

Exchange	Location
Binance	Cayman Islands
B2C2 Overseas LTD	Cayman Islands
Bitcoin Suisse AG	Switzerland
OKX	Seychelles
Kraken	United States
Wintermute	United Kingdom
Coinbase	United States
Laser Digital	Switzerland

Custodian
Anchorage Digital	United States
Bitgo Trust	United States
Copper	Switzerland

Each of the custodians and exchanges have not appointed a sub-custodian to hold crypto assets owned by the Company. The custodian and exchanges hold and safeguard the digital assets deposited by the Company and its subsidiaries. The custodians and exchanges also offer lending and staking services. The custodians and exchanges are not Canadian financial institutions. None of the custodians and exchanges are related parties of the Company.

Each custodian maintains general commercial insurance on its own behalf, but the Company and other clients of such custodians are not named insured under such policies. The Company is not aware of any security breaches or similar incidents at the custodians. The Company believes that any event of insolvency or bankruptcy of a custodian would be treated in accordance with the insolvency or bankruptcy laws of the applicable jurisdiction of such custodian.

As of March 31, 2026, the breakdown of digital assets deposited with each of the custodians, or exchanges as a percentage of total digital assets custodied by the Company and its subsidiaries was as follows:

Custodian	Location	% of digital assets custodied by market value	Regulatory Body
Binance	Cayman Islands	43%	Cayman Islands Monetary Authority (CIMA)
B2C2 Overseas LTD	Cayman Islands	25.4%	Cayman Islands Monetary Authority (CIMA)
Kraken	United States	0.2%	Office of Comptroller of Currency
Laser Digital	Switzerland	5.4%	Financial Services Standards Association (VQF). Zug. Switzerland
Copper	Switzerland	12%	Financial Services Standards Association (VQF). Zug. Switzerland
Bitgo Trust	United States	0%	South Dakota Division of Banking and Money Services Business (MSB) with Financial Crimes Enforcement Network (FinCEN)
Others		11.6%	Anchorage, Wintermute, Bitcoin Suisse, Coinbase (Deribit), Genesis, Galaxy
Self Custody		2.4%
Total		100%

Valour conducts diligence and reviews counterparty risk in accordance with the following principles:

●	Valour shall strive to spread counterparty risk between several counterparties, where relevant and practical.

●	In relevant situations and as far as possible, counterparty (and settlement) risk shall be mitigated by conducting transactions in well-established settlement systems based on the principles of delivery versus payment or payment versus payment.

●	The below methodology is to be applied when proposing and selecting counterparties and when granting limits on counterparty risk score.

●	The counterparties are reviewed in regular intervals and re-evaluated.

●	In case of significant events such as negative news or credit events, Valour can decide to close the business relationship with a counterparty irrespective of the review cycle.

●	Valour manages a counterparty scorecard and captures, assesses and monitors the below information.

1.	Contact information

The name, the website and contact person at the exchange/counterparty, as well as the responsible onboarding owner on Valour side.

2.	Current status

The current status of the relationship, the connection type, as well as the services, products and currency pairs used on the respective exchange/counterparty have to be documented and kept up to date

3.	Country of registration and regulation

The country in which the exchange/counterparty is registered must be documented. In addition, all countries in which the exchange/counterparty holds a regulatory license have to be assessed and documented by stating the license number (if applicable).

4.	Country risk

The country of registration as well as the country/-ies of regulation are evaluated by using the country risk matrix. The country risk matrix considers the Financial Action Task Force (“FATF”) (and equivalent) country evaluation, the Transparency.org Corruption Perception Index (CPI) as well as the VQF SRO (a Swiss Self-Regulatory Organization operating under the Swiss Anti-Money Laundering Act) country risk recommendations.

5.	Adverse media search

An adverse media search is being conducted. For example, information about an exchange having been hacked in the past or any news about a negative reputation, regulatory breaches etc. are documented.

6.	Public exchange scores

Publicly available information and risk scores from data sources such as Coinmarketcap and Coingecko are being collected and documented.

7.	Information security certification

The exchange/counterparty information security certification status is assessed. Information about the possession of certifications such as AICPA SOC 1, SOC 2 Type I and SOC 2 Type II as well as ISO 27001 are documented.

8.	Insurance coverage

Information about insurance protection and regulatory status in terms of investor protection are assessed and documented.

9.	Proof of reserves

It is being checked if the exchange/counterparty has made the public wallet addresses of its cold and hot storage publicly available or if any other cryptographic means of verification of the reserves held in custody are either publicly available or have been audited.

10.	Risk evaluation

The risk score is evaluated on a scale of 1 to 5, with 1 being the lowest risk and 5 being the highest risk. Based on the information collected in the scorecard, with a focus on regulatory licences, a risk score is calculated and documented for each exchange or counterparty. By carefully evaluating the risk score, we can ensure that we are making responsible business decisions and protecting our customers and stakeholders.

11.	Business justification and restrictions

In cases where an exchange or counterparty presents increased risks, a business justification must be provided. We must carefully consider the potential exposure and take appropriate measures to limit it through restrictions, thresholds, or other means. Any decision to establish a business relationship with an exchange or counterparty with increased risks must be approved by the board.

12.	Recurring review schedule

The review date and review frequency of all exchanges/counterparties are documented and tracked in the scorecard. A review once a year is set as the default standard, however, an ad-hoc review has to be considered in case of any event that may result in any of the assessment criteria being changed.

13.	Account closure

If the exchange or counterparty has been identified with an increased risk, such as a risk score of 4 or 5, Valour will determine if it is necessary to end the business relationship. This decision is based on the potential exposure and the potential impact on the business and stakeholders.

If it is determined that the business relationship should be terminated, a plan for closing the relationship in a controlled and orderly manner is developed. This may include transferring outstanding transactions, closing accounts, and ensuring that all necessary documents and records are properly transferred or retained. The decision to close the business relationship is communicated to the exchange or counterparty and a timeline for the closure is provided. Once the business relationship has been successfully terminated, the counterparty scorecard is updated in order to reflect the closure.

By following this process, we can ensure that we are taking a responsible and proactive approach to closing business relationships with risky counterparties. This can help protect our customers and stakeholders and maintain the integrity of our business operations.

Self-Custody of Digital Assets

At March 31, 2026, the Company had self-custody of digital assets totaling $9,266,773 (December 31, 2025 - $47,648,847).

The Company maintains controls around the hot and cold wallets with only certain senior management having access to the accounts, passwords and seed phases. All copies of passwords and seed phases are secured and partitioned with certain senior management. Duplicate partial copies of the passwords and seed phases are accessible by a minimum of two members of senior management in different secure locations.

Staking and Lending Policy

It is Valour’s policy to hedge 100% of the market risk, subject to allowing a US$2 million maximum unhedged exposure as a trading buffer. Valour purchases and sells the digital assets which its ETPs track. Valour may lend or stake such digital assets on its balance sheet to generate revenue in accordance with the policies in the product prospectus. Lending or staking transactions are only conducted with institutional-grade counterparties and only up to a certain percentage for risk management purposes in accordance with Valour’s lending and staking policy (the “Lending and Staking Policy”), which is reviewed and approved by Valour’s board of directors. The Lending and Staking activities undertaken by Fund A and Fund B in respect of the Company’s Equity Investments in Digital Assets are not subject to the Lending and Staking Policy and the Company has no control over how Fund A and Fund B lend and stake digital assets.

When deciding whether to lend or stake a particular asset, the Lending and Staking Policy provides that the decision will initially be made based on the risk profile of the potential counterparties, then the highest yield available, then prioritizing staking over lending.

The Lending and Staking Policy provides the following limits for lending and staking of digital assets:

Digital Asset	Lending and staking limits
Bitcoin, Ethereum, Solana, Avalanche	Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months. 100% of tokens may be staked
All other Digital Assets

Up to 75% of unrestricted tokens may be lent on open terms to eligible counterparties, 50% of tokens may be lent on terms up to six months.

If total AUM is greater than US$5 million, up to 95% may be staked, else 75% may be staked

The Company’s typical lending arrangements have terms as follows:

(a) which party has legal title

The lender authorizes the counterparty e.g., Anchorage to draw down lent assets. Typically, the counterparty / borrower is then permitted to use Client’s Designated Assets for any lawful purpose.

(b) the status of the assets in the event of insolvency of the borrower

The lender shall have full recourse to counterparty for any obligations under the relevant lending agreement in equity and at law. Upon any event of default, the lender shall be entitled to seek all remedies available at law or in equity for the full amount or any unpaid principal of any advance, accrued but unpaid fees or other amounts or property payable under the relevant lending agreement against Lender in addition to enforcing its security interest.

(c) contractual limitation on use and transfer of lent items by borrower

Typically, the counterparty is then permitted to use the client’s designated assets for any lawful purpose.

(d) borrower's ability to initiate transactions with the borrowed assets, including but not limited to: sell, lend, pledge, and/or hypothecate

Typically, the counterparty is then permitted to use Client’s Designated Assets for any lawful purpose, including selling, lending, pledging and/or hypothecating. Certain lending agreements require counterparties to grant a security interest to the Company on any assets that are further lent out.

(e) borrowers’ rights regarding “co-mingling”

There is no specific language in the lending agreement but given the counterparties can use for any lawful purpose, the Company’s believes that comingling can occur.

(f) callability terms and conditions (including “notice period”, if any).

Termination. Client may terminate any advance of its Designated Assets (*as defined in the relevant lending agreement) upon three (3) business days’ prior notice, from time to time at its sole discretion through an electronic notice.

Investments, At Fair Value, Through Profit and Loss

At March 31, 2026, the Company’s twelve private investments had a total fair value of $29,064,422 as per the table below:

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,338,445	83.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	526,102	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	-	0.0%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.9%
Total private investments			$36,112,536	$29,064,422	100.0%

(i)	Investments in related party entities - see Note 26

At December 31, 2025, the Company’s twelve private investments had a total fair value of $29,372,628 as per the table below:

Private Issuer	Note	Security description	Cost	Estimated Fair Value	% of FV
Amina Bank AG		3,906,250 non-voting shares	$24,749,403	$24,285,752	82.7%
Earnity Inc.		85,142 preferred shares	95,538	-	0.0%
Luxor Technology Corporation		201,633 preferred shares	460,016	524,963	1.8%
SDK:meta, LLC		1,000,000 units	2,495,232	-	0.0%
Skolem Technologies Ltd.		16,354 preferred shares	129,495	-	0.0%
VolMEX Labs Corporation		Rights to certain preferred shares and warrants	30,000	-	0.0%
Global Benchmarks AB	(i)	53,300 common shares	199,875	199,875	0.7%
ZKP Corporation	(i)	370,370 common shares	1,000,000	1,000,000	3.4%
CH Technical Solutions SA		25 common shares	3,952,977	362,038	1.2%
Canada Stablecorp Inc.		303,030 common shares	500,000	500,000	1.7%
Continental Stable Coin		Rights to certain preferred shares	500,000	500,000	1.7%
Bonsol Labs Inc.		Rights to certain preferred shares	2,000,000	2,000,000	6.8%
Total private investments			$36,112,536	$29,372,628	100.0%

(i)	Investments in related party entities - see Note 26

FINANCIAL RESULTS

The following is a discussion of the results of operations of the Company for the three months ended March 31, 2026, and 2025. They should be read in conjunction with the Interim Financial Statements. All amounts are in U.S. dollars.

	Three months ended March 31,
	2026	2025
	$	$

Revenues
Staking and lending income	1,894,859	3,522,757
Management fees	1,356,716	2,532,855
Trading commissions	2,902,012	2,084,694
Other revenue	115,909	182,750
Revenues excluding realized and net change in unrealized gains (losses)	6,269,496	8,323,056

Realized and net change in unrealized gains on digital assets	(130,089,979)	(159,833,683)
Realized and net change in unrealized gain on equity investments at FVTPL	(39,054,168)	(84,920,897)
Realized and net change in unrealized losses on ETP payables	174,112,856	280,223,955
Realized and net change in unrealized gain (loss) on derivative liabilities	(45,088)	-
Revenues from realized and net change in unrealized gains (losses)	4,923,621	35,469,375
Total revenues	11,193,117	43,792,431

Operating expenses
Operating, general and administration	8,487,698	6,322,825
Share based payments	1,536,544	5,115,208
Depreciation - equipment	-	103
Amortization - right-of-use assets	150,205	-
Amortization - intangibles	24,280	373,018
Fees and commissions	1,137,180	1,317,457
Foreign exchange (gain) loss	70,007	(659,168)
Total operating expenses	11,405,914	12,469,443
Operating income (loss)	(212,797)	31,322,988

Realized (loss) gain on investments	-	(469,594)
Unrealized gain (loss) on investments	(470,158)	2,654
Interest income	442,556	9,013
Finance costs	(335,700)	(118,789)
Loss on investment in associate	(33,404)	-
Change in fair value of warrant liability	5,791,096	-
Bad debt expense	126,034	-
Impairment loss	(375,928)	-
Total other (expenses) income	5,144,496	(576,716)
Net income (loss) for the period before taxes	4,931,699	30,746,272
Current income taxes	-	746,452
Net income (loss) for the period after taxes	4,931,699	29,999,820
Other comprehensive income
Cumulative translation adjustment	(26,948)	(69,292)
Net income (loss) and comprehensive income (loss) for the period	4,904,751	29,930,528

The Company’s business is highly dependent on cryptocurrency prices, in particular the price of Bitcoin. Developments in cryptocurrency friendly legislation in the United States (such as the Genius Act and the Clarity Act) and similar legislation in other jurisdictions such as the European Union may positively impact the Company’s business.

Revenue Review

For the three months ended March 31, 2026, the Company recorded revenues of $11,193,117, compared with $43,792,431 in the three months ended March 31, 2025. The significantly lower revenues were driven mainly by lower AUM offset to some extent by growth at Stillman Digital. Average AUM for Q1 2026 was $533.6 million falling from $789 million in Q1 2025. The lower AUM is due mainly to crypto price declines and due to a small $1.7 million net outflow for Q1 2026. Q1 2026 was very challenging for global market conditions as war in Iran and the resultant significant increase in energy prices drove a broad risk off environment across asset classes. Cryptocurrency prices fell as part of the risk-off environment with Bitcoin falling by approximately 23% and Ethereum approximately 35%. The altcoins in general fell more than Bitcoin.

The Company earned direct staking and lending income of $1,894,859 for the three months ended March 31, 2026 compared to $3,522,757 in the comparative period in 2025. The decrease of $1,627,898 between the periods is due to lower average AUM in Q1 2026 ($533.6 million) compared to Q1 2025 ($789 million).

The Company also earns staking and lending income indirectly via its equity investments at FVTPL which are included in the “realized and net change in unrealized gain (loss) on equity investments at FVTPL. The table below shows the total staking / lending income earned by the Company which it uses when it refers to its monetization rate of its AUM.

	Three months ended March 31,
	2026	2025
	$	$
Staking / lending income earned directly	1,894,859	3,522,757
Staking / lending income earned via Fund investments	1,570,043	6,259,449
Total Staking / Lending Income	3,464,902	9,782,206

The average staking yield in Q1 2026 was 2.6%, which is a decrease from the 4.6% average staking yield in Q1 2025. This change is due to Bitcoin and Ethereum lending rates having compressed to 1.5-2.5% in Q1 2026 from approximately 5%+ in the comparative period. The Company actively stakes and lends its digital assets to earn additional revenue. Staking income does fluctuate based on average AUM, percentage of AUM staked and staking yields in general on various coins.

The Company staked 59% of its coins as at March 31, 2026 compared to 45% as at December 31, 2025 and 66% at March 31, 2025. The Company does generally stake more than approximately 60% of its coins.

The Company earned management fee revenue of $1,356,716 for the three months ended March 31, 2026 compared to $2,532,855 for the three months ended March 31, 2025. The decrease in management fees earned in 2026 over 2025 is due to lower average AUM in Q1 2026 of $533.6 million compared to $789 million in Q1 2025.

The average effective management fee yield earned during Q1 2026 was 1.0% on the average AUM of $533.6 million, which is below with the 1.3% rate earned in Q1 2025 due to increased product mix of BTC and ETH (zero fee) products in Q1 2026 compared to Q1 2025. The Company reminds investors that while it charges 1.9% management fees on most of its ETP products, its BTC and ETH products have management fees of NIL bringing the effective average management fee rate down.

Total AUM monetization in Q1 2026 decreased to 3.6% from 5.9% in Q1 2025 due mainly lower BTC and ETH lending rates and to a lesser extent, a shift in product mix to nil management fee products.

The Company recorded trading commissions from its Stillman business of $2,902,012 in the three months ended March 31, 2026 compared to $2,084,694 in the comparative period ended March 31, 2025. The increase of $817,318 represents 39% growth year over year. Management feels Stillman is performing well and, subject to favourable market conditions anticipates further organic revenue growth thoughout 2026.

Net revenue from digital assets / ETPs for the three months ended March 31, 2026 was $4,923,621, compared with $35,469,375 for the three months ended March 31, 2025 as per the table below.

	Three months ended March 31,
	2026	2025
	$	$
Realized and net change in unrealized gain (losses) on digital assets	(130,089,979)	(159,833,683)
Realized and net change in unrealized gains (losses) on ETP payables	174,112,856	280,223,955
Unrealized gain (loss) on equity investments at FVTPL	(39,054,168)	(84,920,897)
Realized and net change in unrealized gain (loss) on derivative liabilities	(45,088)	-
Sub-total net revenue from digital assets / ETPs	4,923,621	35,469,375

The Company considers its asset management business (with the assets and liabilities being on its own statement of financial position) similar to a broker dealer and thus the net movement in the realized and unrealized gains (losses) of the Company’s digital assets less the net movements in realized and unrealized gains (losses) of the Company’s ETP obligations are considered the Company’s revenues.

There were no DeFi Alpha trades in Q1 2026 or Q1 2025. DeFi Alpha trades made since the initial DeFi Alpha trade 2024 have all been locked token trades. The Company records a Discount for Lack of Marketability (“DLOM”) in its financial statements to take into account the discount on the locked tokens.

The total remaining DLOM from all locked token transactions (SOL, AVAX held in the Equity Investments in Digital Assets at FVTPL and SUI tokens held directly) purchased during 2024 and 2025 was $17,120,485 at March 31, 2026 compared with $32,811,983 at December 31, 2025 and $55,232,535 at March 31, 2025. The decrease in the DLOM from Q4 2025 to Q1 2026 was $15,691,498.

The Company uses the Finnerty model to calculate DLOM on its locked tokens. With constant token prices, the DLOM is expected to decrease over time as the unlock maturity date approaches. The Company holds locked tokens in its Equity Investments at FVTPL (see notes to the Interim Financial Statement for details on token quantities) and 18,737,981 SUI tokens held directly.

The Company shows how its revenues and EBITDA would present without DLOM being applied in the non-IFRS measures section of this MD&A.

The Company intends to hold its Equity Investments in Digital Assets at FVTPL and locked SUI tokens until the digital assets become unlocked. The SOL, AVAX and SUI are subject to an intermittent release schedule with the last release to occur in 2028 such that any eventual sale of the digital assets would not be expected to occur at a discounted price. In the event the Company requires additional unlocked SOL, AVAX or SUI to meet ETP redemptions, the Company would seek to borrow SOL, AVAX or SUI against its investments to meet redemptions, so as to avoid a sale of the locked SOL, AVAX or SUI prior to the SOL, AVAX or SUI becoming unlocked. The locked SOL, AVAX or SUI held by the Company are scheduled to be released through 2028. The $17,120,485 DLOM balance at March 31, 2026 will reverse to $nil by 2028 and increase net income and shareholders’ equity once fully reversed.

Operating, general and administration

	Three months ended March 31,
	2026	2025
Compensation and consulting	$4,538,726	$1,845,550
Marketing expenses	895,711	2,961,267
General and administration	387,840	539,718
Professional fees	2,244,936	817,998
Regulatory and transfer agent	323,251	107,124
Travel expenses	97,234	51,168
	$8,487,698	$6,322,825

Compensation and consulting fees were $4,538,726 during the three months ended March 31, 2026 compared to $1,845,550 during the comparative three months ended March 31, 2025. The Company increased its team during 2025, particularly after the Nasdaq listing in May 2025.

Marketing expense was $895,711 during three months ended March 31, 2026 compared with $2,961,267 in the comparative three months ended March 31, 2025. The Company reduced its stock-related marketing spending in Q1 2026 given the ongoing challenging crypto market conditions. Product-related marketing spend remained consistent.

General and administration expenses were $387,840 during the three months ended March 31, 2026 compared to $539,718 in the comparative three months ended March 31, 2025. G&A comprises mainly office expenses, D&O insurance and bank charges and is materially consistent in the current and comparative period.

Professional fees were $2,244,936 in the three months ended March 31, 2026 compared to $817,998 in the comparative three months ended March 31, 2025. The Company incurred additional professional fees in connection with its class action lawsuit and increased audit costs to a lesser extent.

Regulatory and transfer agent fees were $323,251 during the three months ended March 31, 2026 compared with $107,124 during the comparative three months ended March 31, 2025. The increase is due to higher market cap and increased listing fees associated with the Nasdaq listing.

Travel expenses were $97,234 during the three months ended March 31, 2026 compared with $51,168 in the three months ended March 31, 2025. The travel expenses are materially consistent between the periods.

Total depreciation and amortization was $174,485 for the three months ended March 31, 2026 compared to $373,121 during the three months ended March 31, 2025. The lower depreciation is due to the Reflexivity intangible assets having been largely depreciated. The depreciation and amortization relates to the equipment, right of use assets and intangible assets acquired as part of the Company’s acquisitions. The Company entered into a new office lease in Geneva, Switzerland during its Q3 2025. The lease has been capitalized in accordance with IFRS 16 and the associated right of use asset amortized in sync with the underlying lease.

Share-based payments were $1,536,544 during the three months ended March 31, 2026 compared to $5,115,208 in the three months ended March 31, 2025. The lower stock based compensation expenses are mainly due to lower share prices reducing the accounting value of grants and fewer total grants.

Fees and commissions were $1,137,180 for the three months ended March 31, 2026 compared to $1,317,457 in the three months ended March 31, 2025. The overall decrease in fees and commissions during Q1 2026 relates to the trading of digital assets as brokerage commission and ETP issuance costs associated with the lower average AUM in Q1 2026 ($533.6 million) over Q1 2025 ($789 million).

Foreign exchange (gain) loss was $70,007 for the three months ended March 31, 2026 compared to ($659,168) in the three months ended March 31, 2025. The change reflects the currency fluctuations primarily in Company’s cash balances which are denominated in Swedish Krona, Euro and Swiss Franc.

Impairment loss was $375,928 in the three months ended March 31, 2026 compared to $Nil in the three months ended March 31, 2025. The Company did impair $375,928 of intangible assets related to its Reflexivity business during Q1 2026 as the significant decline in revenues represented an impairment trigger. The Company plans to wind down and incorporate the residual business into its Valour infrastructure to minimize operating losses.

Other income (expenses)

Realized gain (loss) on investments was $Nil for the three months ended March 31, 2026 compared with $469,594 for the three months ended March 31, 2025. The Company did not sell any investments in Q1 2026 whereas it sold its Brazil Potash shares during Q1 2025.

The Company had unrealized loss on investments of $470,158 for the three months ended March 31, 2026 compared to $2,654 in the three months ended March 31, 2025. During Q1 2026, the Company reduced the fair value of its investment in CH Technical to $Nil given ongoing legal issues due to delays in executing its business plan which accounted for the majority of the $470,158 reduction in fair value.

Interest income was $442,556 for the three months ended March 31, 2026 compared with $9,013 in the three months ended March 31, 2025. The Company earned additional interest income on its excess cash balances due to the capital raise in September 2025.

Interest expense of $335,700 for the three months ended March 31, 2026 compared to $118,789 in the three months ended March 31, 2025. The increase in interest expense is due to the Company incurring interest expense on its lease accounting for its Geneva office lease.

Cash Flows

Cash provided by operating activities was $1,082,556 for the three months ended March 31, 2026 compared with cash used of $54,642,396 in the comparative period of 2025. Cash provided by operations before adjustments for working capital, investments and purchases and sales of digital assets was $6,797,326 for the three months ended March 31, 2026 compared with a cash used in operations before adjustments for working capital, investments, and purchase and sales of digital assets of $4,413,342 in the comparative period in 2025. The Company generally maintains its surplus working capital in digital assets like USDC or USDT Stablecoins, as well as speculative crypto-currencies such as BTC, ETH, SOL, and AVAX and thus the operating cash flow statements will show as use of cash as long as more money is invested in cryptocurrencies than converted to U.S. dollars or other fiat currencies. Accounting regulations do not currently even allow stablecoins such as USDT or USDC to be considered “cash” for IFRS reporting.

During the three months ended March 31, 2026, $Nil cash was provided by or used in investing activities compared to $545,681 (used in) in the comparative period ended March 31, 2025 for an acquisition.

Cash outflow from investing activities was $4,534,083 for the three months ended March 31, 2026 compared to $52,789,098 cash inflow in the comparative period ended March 31, 2025. Cash used in financing activities is primarily driven by flows into the Company’s ETP products. The Company had net ETP redemptions of $676,193 ($1,722,881 cash outflow less $1,046,718 ETPs purchased with crypto) in Q1 2026 compared to Q1 2025 inflow of $50,435,174. As previously noted, Q1 2026 was a particularly challenging quarter for cryptocurrency prices and thus investors generally redeemed products.

Other more significant financing activities included a $2,611,009 repayment of a margin loan in the three months ended March 31, 2026 ($Nil in the Q1 2025 comparative period) and $Nil cash received from option exercises in the three months ended March 31, 2026 ($2,353,924 in the Q1 2025 comparative period). The Company did not repurchase any shares under its NCIB in either the March 31, 2026 or March 31, 2025 comparative periods.

Non-IFRS Measures

The Company has included certain non-IFRS performance measures, namely Adjusted Revenue, Adjusted Net Income, EBITDA, Adjusted EBITDA and Adjusted Net Income Per Share throughout this document. These non-IFRS measures are used by management to assess the Company’s performance and provide additional information and transparency to investors with respect to the Company’s revenue and net income performance.

Non-IFRS performance measures, including Adjusted Revenue, Adjusted Net Income, EBITDA and, Adjusted EBITDA and Adjusted Net Income Per Share do not have a standardized meaning. As a result, these measures may not be comparable to similar measures presented by other companies. Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

“Adjusted Revenue” is a non-IFRS financial measure that is defined as revenue excluding the application of the DLOM.

“Adjusted Net Income” is a non-IFRS financial measure that is defined as net income excluding the application of the DLOM.

“Adjusted EBITDA” is a non-IFRS financial measure that is defined as Adjusted Net Income and adding back interest, taxes, depreciation, amortization of property and equipment, right-of-use assets and other intangible assets.

“AUM Monetization” is a non-IFRS financial measure that is defined as staking and lending income + management fee income divided by average assets under management in the period.

“Average Effective Management Fee” is a non-IFRS measure that is defined as management fee income divided by average assets under management in the period.

With respect to the DLOM adjustment, the Company intends to hold its equity investments until the underlying digital assets become unlocked such that any eventual sale of the underlying digital assets would not be expected to occur at a discounted price resulting from their lack of marketability as at the date of the Interim Financial Statements. In the event the Company requires additional unlocked SOL or AVAX to meet SOL and AVAX ETP redemptions, the Company will seek to borrow SOL or AVAX against its equity investments to meet redemptions, so as to avoid a sale of the equity investments prior to the underlying digital assets becoming unlocked. The Company will also seek to employ various other hedging strategies so as to short the underlying tokens and cover the short with tokens released from the equity investments over time. Tokens underlying the investments are expected to be released from 2025 through 2028.

For a reconciliation of these measures to the most directly comparable financial information presented in the Interim Financial Statements in accordance with IFRS, see the tables below:

	Three months ended March 31,
	2026	2025
	$	$
REVENUE RECONCILIATION
Total Revenue (IFRS)	$11,193,117	$43,792,431
Discount for Lack of Marketability (DLOM) loss / (gain)	$(15,691,498)	$-
ADJUSTED REVENUE	$(4,498,381)	$43,792,431

NET LOSS (INCOME) RECONCILIATION
Net Income (Loss)	$4,931,699	$29,999,820
Impairment charges	$375,928	$-
Non-cash valuation of investments adjustments	$470,158	$(2,654)
Share based payments	$1,536,544	$5,115,208
Change in fair value of warrants	$(5,791,096)	$-
Discount for Lack of Marketability (DLOM) loss / (gain)	$(15,691,498)	$-
ADJUSTED NET INCOME (LOSS)	$(14,168,265)	$35,112,374

EBITDA RECONCILIATION
Net Income (Loss)	$4,931,699	$29,999,820
Interest Expense	$335,700	$118,789
Depreciation & Amortization	$174,485	$373,121
Taxes (recovery)	$-	$746,452
EBITDA	$5,441,884	$31,238,182
Discount for Lack of Marketability (DLOM) loss / (gain)	$(15,691,498)	$-
Non-cash valuation of investments adjustments	$470,158	$(2,654)
Impairment	$375,928	$-
Change in fair value of warrants	$(5,791,096)	$-
Share based payments	$1,536,544	$5,115,208
ADJUSTED EBITDA	$(13,658,080)	$36,350,736

Liquidity and Capital Resources

As at March 31, 2026, the Company had cash of $87,595,108 and positive working capital of $47,333,067 compared to cash of $91,234,090 and negative working capital of $5,144,229 as at March 31, 2025.

The Company relies upon various sources of funds for its ongoing operating activities. These resources include operating profits, proceeds from dispositions of investments, interest and dividend income from investments and equity financings. In management’s opinion, the $100 million registered direct equity offering which closed on September 26, 2025, provided the Company significant additional working capital for initiatives to generate future growth and to provide sufficient working capital for its asset management business. Management believes that the asset management business requires approximately 5% of its AUM in working capital to accommodate the timing required to settle cryptocurrency purchases and sales driven by ETP purchases and sales. The Company has nominal capital expenditure commitments. There are also no practical restrictions on the ability of subsidiaries to transfer funds to the Company as required.

In management’s view, given the nature of the Company’s operations, the most relevant financial information relates primarily to current liquidity, solvency and planned expenditures. The Company’s financial success will be dependent upon the execution and development of its new investment strategy and business operations. Such execution and development may take years to complete and the amount of resulting income, if any, is difficult to determine.

The Company’s performance is also influenced by cryptocurrency prices which are beyond the Company’s control. Higher crypto-currency prices (with ETP investment flows constant) generally drive higher AUM which increase management fee and staking revenues. Lower crypto-currency prices (with ETP investment flows constant) would generally reduce AUM and thus also reduce management fee and staking revenues. The Company has some ability to reduce its cost structure should cryptocurrency prices dramatically decrease and be expected to remain low for a longer period of time.

We believe that our current available cash and cash equivalents and other sources of capital will be sufficient to meet our working capital needs for at least the next twelve months and beyond.

Operating Segments

The Company operates in various business lines based on where the subsidiaries operate. Valour operates the Company’s ETPs business line which involves issuing ETPs, hedging against the underlying digital asset, lending and staking of digital assets and management fees earned on the ETPs as well as any DeFi Alpha related transactions. DeFi Alpha is a trading desk designed to identify low-risk arbitrage opportunities within the crypto ecosystem. Stillman Digital and Stillman Bermuda operate the trading platform. The Reflexivity research segment was discontinued effective January 1, 2026.

Information about the Company’s assets by segment as at March 31, 2026 and December 31, 2025 is detailed below.

March 31, 2026	DeFi	Stillman Digital	Valour Inc	Total
Cash	46,305,034	10,021,976	31,268,098	87,595,108
Client cash deposits	-	546,845	-	546,845
Public investments, at fair value through profit and loss	201,081	-	-	201,081
Prepaid expenses	260,668	9,173,485	564,416	9,998,569
Digital assets, digital assets loaned, and digital assets staked	-	7,174,311	374,177,737	381,352,048
Equity instruments	-	-	85,117,890	85,117,890
Right-of-use assets	-	-	2,834,512	2,834,512
Investment in associate	2,390,530	-	-	2,390,530
Other non-current assets	28,065,628	-	36,078,988	64,144,616
Total assets	77,222,941	26,916,617	530,041,641	634,181,199
Accounts payable and accrued liabilities	2,861,797	1,311,197	1,429,732	5,602,726
Loans payable	-	-	-	-
Trading liabilities	-	17,276,335	-	17,276,335
Warrant liability	7,808,220	-	-	7,808,220
Lease liability	-	-	2,968,138	2,968,138
Derivative liability	-	-	45,088	45,088
ETP holders payable	-	-	444,346,794	444,346,794
Total liabilities	10,670,017	18,587,532	448,789,752	478,047,301

December 31, 2025	DeFi	Stillman Digital	Valour Inc	Total
Cash	52,948,491	9,203,569	29,082,030	91,234,090
Client cash deposits	-	5,615,054	-	5,615,054
Prepaid expenses	562,981	8,267,049	766,891	9,596,921
Public investments, at fair value through profit and loss	272,520	-	-	272,520
Digital assets, digital assets loaned, and digital assets staked	-	14,066,946	501,519,985	515,586,931
Equity instruments	-	-	131,982,050	131,982,050
Right-of-use assets	-	-	2,999,253	2,999,253
Investment in associate	2,423,934	-	-	2,423,934
Other non-current assets	28,172,752	-	36,680,278	64,853,030
Total assets	84,380,678	37,152,618	703,030,487	824,563,783
Accounts payable and accrued liabilities	2,151,846	5,458,569	1,659,695	9,270,110
Loans payable	-	-	2,611,009	2,611,009
Trading liabilities	-	24,122,640	-	24,122,640
Warrant liability	13,599,316	-	-	13,599,316
Lease liability	-	-	3,102,188	3,102,188
ETP holders payable	-	-	622,304,667	622,304,667
Total liabilities	15,751,162	29,581,209	629,677,559	675,009,930

Information about the Company’s revenues and expenses by segment as at March 31, 2026 and December 31, 2025 is detailed below:

Three months ended March 31, 2026	DeFi	Stillman Digital	Valour Inc.	Total
Staking and lending income	-	-	1,894,859	1,894,859
Trading commissions	-	2,902,012	-	2,902,012
Management fees	-	-	1,356,716	1,356,716
Other revenue	109,909	-	6,000	115,909
Revenues excluding realized and net change in unrealized (loss) gain	109,909	2,902,012	3,257,575	6,269,496
Realized and net change in unrealized loss on digital assets	-	(23,001)	(130,066,978)	(130,089,979)
Realized and net change in unrealized loss on equity investments	-	-	(39,054,168)	(39,054,168)
Realized and net change in unrealized gains on ETP payables	-	-	174,112,856	174,112,856
Realized and net change in unrealized loss on derivative liabilities	-	-	(45,088)	(45,088)
Revenues from realized and net change in unrealized (loss) gain	-	(23,001)	4,946,622	4,923,621
Total revenues	109,909	2,879,011	8,204,197	11,193,117

Expenses
Operating, general and administration	3,229,613	1,782,308	3,475,777	8,487,698
Share based payments	1,536,544	-		1,536,544
Amortization - right-of-use asset	-	-	150,205	150,205
Amortization - intangibles	-	24,280	-	24,280
Fees and commissions	11,750	341,599	783,831	1,137,180
Foreign exchange (gain) loss	11,736	(1,692)	59,963	70,007
Total operating expenses	4,789,643	2,146,495	4,469,776	11,405,914
Operating (loss) income	(4,679,734)	732,516	3,734,421	(212,797)

Realized (loss) on investments, net	-	-	-	-
Unrealized (loss) on investments, net	(470,158)	-	-	(470,158)
Interest income	439,239	795	2,522	442,556
Interest expense	-	(1,003)	(334,697)	(335,700)
Loss on investment in associate	(33,404)	-	-	(33,404)
Change in fair value of warrant liabilities	5,791,096	-	-	5,791,096
Bad debt expense	-	-	126,034	126,034
Impairment loss	-	-	(375,928)	(375,928)
Total other income (expenses)	5,726,773	(208)	(582,069)	5,144,496
Net income after tax	1,047,039	732,308	3,152,352	4,931,699
Other comprehensive loss
Foreign currency translation loss	-	-	(26,948)	(26,948)
Net income and comprehensive income for the period	1,047,039	732,308	3,125,404	4,904,751

Year ended December 31, 2025	DeFi	Reflexivity	Stillman Digital	Neuronomics	Valour Inc.	Total
Staking and lending income	-	114	-	-	13,072,027	13,072,141
Trading commissions	-	-	9,579,010	-	-	9,579,010
Management fees	-	-	-	123,706	9,573,286	9,696,992
Research revenue	-	533,000	-	-	-	533,000
Advisory revenue	287,558	-	-	-	-	287,558
Revenues excluding realized and net change in unrealized gains (losses)	287,558	533,114	9,579,010	123,706	22,645,313	33,168,701
Realized and net change in unrealized (losses) gains on digital assets	(688,965)	(33,658)	258,220	-	(233,525,090)	(233,989,493)
Realized and net change in unrealized loss on equity investments	-	-	-	-	(51,007,843)	(51,007,843)
Realized and net change in unrealized gains on ETP payables	-	-	-	-	350,965,104	350,965,104
Revenues from realized and net change in unrealized (losses) gains	(688,965)	(33,658)	258,220	-	66,432,171	65,967,768
Total revenues	(401,407)	499,456	9,837,230	123,706	89,077,484	99,136,469
Expenses
Operating, general and administration	14,902,029	585,836	8,714,090	210,211	9,806,967	34,219,133
Share based payments	13,210,103	-	-	-		13,210,103
Depreciation - property, plant and equipment	-	-	1,563	-	103	1,666
Amortization - right-of-use asset	-	-	-	-	207,328	207,328
Amortization - intangibles	1,286,479	-	5,291	39,811	-	1,331,581
Fees and commissions	19,707	-	938,361	-	5,242,613	6,200,681
Foreign exchange (gain) loss	(291,840)	-	(1,109)	5,911	(2,271,481)	(2,558,519)
Total operating expenses	29,126,478	585,836	9,658,196	255,933	12,985,530	52,611,973
Operating (loss) income	(29,527,885)	(86,380)	179,034	(132,227)	76,091,954	46,524,496
Realized (loss) on investments, net	(482,026)	-	(55,320)	-	118,253	(419,093)
Unrealized (loss) on investments, net	(16,501,202)	-	-	-	-	(16,501,202)
Interest income	504,084	-	2,023	33,278	3,237	542,622
Finance costs	(935)	-	(1,401)	(582)	776,162	773,244
Financing expense	(4,677,123)	-	-	-	-	(4,677,123)
Gain on deconsolidation	-	-	-	583,966	-	583,966
Loss on investment in associate	(75,506)	-	-	-	-	(75,506)
Change in fair value of warrant liabilities	39,595,879	-	-	-	-	39,595,879
Bad debt expense	(478,240)	-	-	-	(248,000)	(726,240)
Impairment loss	-	(2,077,585)	-	-	-	(2,077,585)
Total other income (expenses)	17,884,931	(2,077,585)	(54,698)	616,662	649,652	17,018,962
Net (loss) income for the year before taxes	(11,642,954)	(2,163,965)	124,336	484,435	76,741,606	63,543,458
Current taxes	403,546	(1,972)	732,823	779	2,555	1,137,731
Net (loss) income after tax	(12,046,500)	(2,161,993)	(608,487)	483,656	76,739,051	62,405,727
Other comprehensive income (loss)
Foreign currency translation (loss) gain	-	-	-	-	294,045	294,045
Net (loss) income and comprehensive (loss) income for the period	(12,046,500)	(2,161,993)	(608,487)	483,656	77,033,096	62,699,772

DeFi Alpha is a division within Valour focused on arbitrage trading opportunities.  It does not have its own statement of financial position but leverages Valour’s equity for its trades.  The CODM only reviews DeFi Alpha’s trading operating results as part of its consolidated review of Valour and hence it has not been presented separately in the table above. The comparative period has been restated to align with the current period presentation.

Capital Management

The Company considers its capital to consist of share capital, equity reserve and deficit. The Company’s objectives when managing capital are:

●	to allow the Company to respond to changes in economic and/or marketplace conditions by maintaining the Company’s ability to purchase new investments;

●	to give shareholders sustained growth in value by increasing shareholders’ equity; while

●	taking a conservative approach towards financial leverage and management of financial risks.

The Company’s management reviews its capital structure on an on-going basis and adjusts it in light of changes in economic conditions and the risk characteristics of its underlying investments. The Company’s current capital is composed of its shareholders’ equity and, to-date, has adjusted or maintained its level of capital by:

●	raising capital through equity financings (including US$100 million in September 2025); and

●	realizing proceeds from the disposition of its investments

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body, other than (a) CBOE Canada (formerly the NEO Exchange) which requires one of the following to be met: (i) shareholders’ equity of at least CAD$2.5 million, (ii) net income from continuing operations of at least CAD$375,000, (iii) market value of listed securities of at least $25 million, or (iv) assets and revenues of at least CAD$25 million and (b) Nasdaq Capital Market which requires, one of the following to be met: (i) shareholder equity of at least $2.5 million, (ii) market value of listed securities of at least $35 million or (iii) net income from continuing operations of $500,000 in the most recently completed fiscal year or in two of the three most recently competed fiscal years.

Readers should refer to the Risk Factors - Regulatory Risks section of this MD&A for a discussion of pertinent governmental and political policies that could materially affect, directly or indirectly investments in the Company.

There were no changes to the Company’s capital management during the three months ended March 31, 2026.

Commitments

Management Contract Commitments

The Company is party to certain management contracts. These contracts require that additional payments of up to approximately $600,000 be made upon the occurrence of certain events such as a change of control. As a triggering event has not taken place, the contingent payments have not been reflected in these Interim Financial Statements. Minimum commitments remaining under these contracts were approximately $3,909,000, all due within one year.

Legal Commitments and Class Action Lawsuit in the United States

The Company is, from time to time, involved in various claims and legal proceedings including a class action lawsuit filed against the Company and certain officers in the United States District Court for the Eastern District of New York which alleges that the Defendants made false and / or misleading statements and / or failed to disclose that: (i) DeFi was facing delays in executing its DeFi arbitrage strategy, which at all relevant times was a key revenue driver for the Company; (ii) DeFi had understated the extent of competition it faced from other Digital Asset Treasury companies and the extent to which that competition would negatively impact its ability to execute its DeFi arbitrage strategy; (iii) as a result of the foregoing issues, the Company was unlikely to meet its previously issued revenue guidance for the fiscal year 2025; (iv) accordingly, Defendants had downplayed the true scope and severity of the negative impact that the foregoing issues were having on DeFi's business and financial results; and (v) as a result, Defendants' public statements were materially false and misleading at all relevant times.

The Company does not agree with the allegations in the Class Action Lawsuit and intends to vigorously defend itself in Court. Based on the early stage of this dispute and the Company’s belief in the merits of its legal defenses, it has not accrued for any potential loss in the Annual Financial Statements. The Company cannot reasonably predict the likelihood or outcome of these activities. The Company does not believe that adverse decisions in any existing or threatened proceedings related to any matter, or any amount which may be required to be paid by reasons thereof, will have a material effect on the financial condition or future results of operations.

Summary of Quarterly Results

The following is a summary of the Company’s financial results for the eight most recently completed quarters:

	31-Mar-26	31-Dec-25	30-Sep-25	30-Jun-25	31-Mar-25	31-Dec-24	30-Sep-24	30-Jun-24
Revenue	11,193,117	$22,527,831	$13,423,306	$43,193,174	$(19,335,566)	$28,152,839	$25,330,339	$(2,721,861)
Net income (loss) and comprehensive income (loss)	$4,904,751	$2,992,998	$866,524	$29,930,528	$(22,319,306)	$15,018,065	$(6,057,109)	$(14,258,511)
Income (loss) per Share - basic	0.01	0.01	0.01	0.09	(0.08)	0.06	(0.02)	(0.06)
Income (loss) per Share - diluted	0.01	0.01	0.01	0.08	(0.07)	0.05	(0.02)	(0.06)
Total Assets	$634,181,199	$918,591,677	$874,051,988	$723,514,763	$917,869,655	$685,285,551	$573,679,281	$724,871,388
Total Long Term Liabilities	$2,548,215	$2,691,216	$0	$0	$0	$0	$0	$0

Selected Annual Information

The highlights of financial data for the Company for the three most recently completed financial years are as follows:

	31-Dec-25	31-Dec-24	31-Dec-23
(a) Net Revenue	$11,193,117	$(31,425,751)	$7,672,827
(b) Net Income (Loss) and Comprehensive Income (Loss)
(i) Total income (loss)	$4,931,699	$(28,532,195)	$(15,034,425)
(ii) Income (loss) per share – basic	$0.01	$(0.10)	$(0.07)
(iii) Income (loss) per share – diluted	$0.01	$(0.10)	$(0.07)
(c) Total Assets	$634,181,199	$918,591,677	$437,044,148
(d) Total Liabilities	$478,047,301	$899,447,480	$423,426,896

Off Balance Sheet Arrangements

There are no off-balance sheet arrangements to which the Company is committed.

Related Party Transactions

a)	The Interim Financial Statements include the financial statements of the Company and its subsidiaries and its respective ownership listed below:

% equity interest
Reflexivity LLC	100
Valour Inc.	100
DeFi Europe AG	100
Stillman Digital Inc.	100
Stillman Bermuda Ltd.	100
Valour Funds SPC	100
Valour Digital Securities Limited	0

b)	Compensation of key management personnel of the Company (continued)

In accordance with IAS 24, key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company directly or indirectly, including any directors (executive and non-executive) of the Company. The remuneration of directors and key executives is determined by the remuneration committee having regard to the performance of individuals and market trends. The remuneration of directors and other members of key management personnel during the three months ended March 31, 2026 and 2025 were as follows:

	Three months ended March 31,
	2026	2025
Short-term benefits	$1,812,229	$491,031
Shared-based payments	1,003,850	265,606
	$2,816,079	$756,637

More detailed information regarding the compensation of officers and directors of the Company is disclosed in the management information circular and such information is incorporated by reference herein. The management information circular is available under profile of the Company on SEDAR+ at www.sedarplus.ca

c)	During the year ended December 31, 2025, the Company incurred $502,545 in legal fees to a firm in which a former director of the Company is a partner.

The Company has a diversified base of investors. To the Company’s knowledge, no one holds more than 10% of the Company’s shares on a basic share and partially diluted share basis as at March 31, 2026 and December 31, 2025.

The Company announced a full-stack sovereign finance framework to modernize the $100 trillion sovereign debt market with SovFi, an entity held by the CEO, an Advisor, and the President of the Company. The Company incurred no legal fees related to SovFi in the three month period ended March 31, 2026 (December 31, 2025: $20,000).

d)	The Company’s directors and officers may have investments in and hold management and/or director and officer positions in some of the investments that the Company holds. The following is a list of total investments and the nature of the relationship of the Company’s directors or officers with the investment as of March 31, 2026 and December 31, 2025.

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - March 31, 2026		$1,199,875

*	Private company

Investment	Nature of relationship to investment	Estimated Fair Value
ZKP Corporation*	Former Director (Olivier Roussy Newton) of investee	$1,000,000
Global Benchmarks AB*	Share ownership of investee by director (Per Von Rosen)	199,875
Total investment - December 31, 2025		$1,199,875

*	Private company

Financial Instruments and Other Instruments

Financial assets and financial liabilities as at March 31, 2026 and December 31, 2025 are as follows:

	Asset / (liabilities) at amortized cost	Assets / (liabilities) at fair value through profit/(loss)	Total
December 31, 2025
Cash	$91,234,090	$-	$91,234,090
Client Cash Deposits	5,615,054	-	5,615,054
Digital assets, digital assets loaned, and digital assets staked	-	515,586,931	515,586,931
Equity investments	-	131,982,050	131,982,050
Public investments	-	272,520	272,520
Private investments	-	29,372,628	29,372,628
Accounts payable and accrued liabilities	(9,270,110)	-	(9,270,110)
Loan payable	(2,611,009)	-	(2,611,009)
Lease liability	(3,102,188)	-	(3,102,188)
Warrant liability	-	(13,599,316)	(13,599,316)
Trading liabilities	-	(24,122,640)	(24,122,640)
ETP holders payable	-	(622,304,667)	(622,304,667)
March 31, 2026
Cash	$87,595,108	$-	$87,595,108
Client Cash Deposits	546,845	-	546,845
Digital assets, digital assets loaned, and digital assets staked	-	381,352,048	381,352,048
Equity investments	-	85,117,890	85,117,890
Public investments	-	201,081	201,081
Private investments	-	29,064,422	29,064,422
Accounts payable and accrued liabilities	(5,602,726)	-	(5,602,726)
Loan payable	-	-	-
Lease liability	(2,968,138)	-	(2,968,138)
Warrant liability	-	(7,808,220)	(7,808,220)
Trading liabilities	-	(17,276,335)	(17,276,335)
ETP holders payable	-	(444,346,794)	(444,346,794)

The Company’s financial instruments are exposed to several risks, including market, liquidity, credit and currency risks. There have been no significant changes in the risks, objectives, policies and procedures from the previous year. A discussion of the Company’s use of financial instruments and their associated risks is provided below:

Credit risk

Credit risk arises from the non-performance by counterparties of contractual financial obligations. The Company’s primary counterparty related to its cash carries an investment grade rating as assessed by external rating agencies. The Company maintains all or substantially all of its cash with a major financial institution domiciled in Canada, the United States and Europe. Deposits held with this institution may exceed the amount of insurance provided on such deposits.

Expected credit losses related to digital assets loaned are recorded in the bad debt expense on the consolidated statement of operations. Expected credit losses related to collateral provided on the Company’s loan payable has been recorded through unrealized losses on digital assets in the statement of operations. Expected credit losses for the three months ended March 31, 2026, are as follows:

	Asset	Quantity	Current	Non-current	Gross Total	ECL	Net Total
Counterparty A	SOL	299,521.8630	13,682,479	10,589,953	24,272,432	(106,966)	24,165,466
Counterparty E	BTC	67.97932	4,547,581.04	-	4,547,581	(3,410,686)	1,136,895

Regulatory Risks

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies with certain governments deeming them illegal while others have allowed their use and trade. Ongoing and future regulatory actions may alter, perhaps to a materially adverse extent, the ability of the Company to continue to operate. The effect of any future regulatory change on the DeFi ecosystem or any cryptocurrency, project or protocol that the Company may hold is impossible to predict, but such change could be substantial and adverse to the space as a whole, as well as potentially to the Company. Governments may, in the future, restrict or prohibit the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency mining companies to additional regulation.

Custodian Risks

The Company uses multiple custodians (or third-party “wallet providers”) to hold digital assets for its DeFi Ventures business line as well as for digital assets underlying Valour Cayman ETPs. Such custodians may or may not be subject to regulation by U.S. state or federal or non-U.S. governmental agencies or other regulatory or self-regulatory organizations. The Company could have a high concentration of its digital assets in one location or with one custodian, which may be prone to losses arising out of hacking, loss of passwords, compromised access credentials, malware or cyberattacks. Custodians may not indemnify us against any losses of digital assets. Digital assets held by certain custodians may be transferred into “cold storage” or “deep storage,” in which case there could be a delay in retrieving such digital assets. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect our trading execution, the value of our and the value of any investment in our common shares. Furthermore, there is, and is likely to continue to be, uncertainty as to how U.S. and non-U.S. laws will be applied with respect to custody of cryptocurrencies and other digital assets held on behalf of clients. For example, U.S.- regulated investment advisers may be required to keep client “funds and securities” with a “qualified custodian”; there remain numerous questions about how to interpret and apply this rule, and how to identify a “qualified custodian” of, digital assets, which are obviously kept in a different way from the traditional securities with respect to which such rules were written. The uncertainty and potential difficulties associated with this question and related questions could materially and adversely affect our ability to continuously develop and launch our business lines. The Company may also incur costs related to the third-party custody and storage of its digital assets. Any security breach, incurred cost or loss of digital assets associated with the use of a custodian could materially and adversely affect the execution of hedging ETPs, the value of the Company’s assets and the value of any investment in the Common Shares.

Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if the Company’s access to the capital markets is hindered, whether as a result of a downturn in stock market conditions generally or related to matters specific to the Company, or if the value of the Company’s investments declines, resulting in losses upon disposition. In addition, some of the investments the Company holds are lightly traded public corporations or not publicly traded and may not be easily liquidated. The Company generates cash flow from proceeds from the disposition of its investments and digital assets. There can be no assurances that sufficient funding, including adequate financing, will be available to cover the general and administrative expenses necessary for the maintenance of a public company. All of the Company’s assets, liabilities and obligations are due within one to three years.

The Company manages liquidity risk by maintaining adequate cash balances and liquid investments and digital assets. The Company continuously monitors and reviews both actual and forecasted cash flows, and also matches the maturity profile of financial and non-financial assets and liabilities. As at March 31, 2026, the Company had current assets of $522,979,679 (December 31, 2025 - $667,317,486) to settle current liabilities of $475,646,612 (December 31, 2025 - $672,461,715).

The following table shows the Company’s source of liquidity by assets / (liabilities) as at March 31, 2026 and December 31, 2025:

	March 31, 2026
	Total	Less than 1 year	1-3 years
Cash	$87,595,108	$87,595,108	$-
Client cash deposits	546,845	546,845	-
Prepaid expenses	9,998,569	9,998,569	-
Digital assets, digital assets loaned, and digital assets staked	381,352,048	365,375,214	15,976,834
Public Investments	201,081	201,081	-
Private investments	29,064,422	-	29,064,422
Equity investments	85,117,890	56,872,332	28,245,558
Accounts payable and accrued liabilities	(5,602,726)	(5,602,726)	-
Loan payable	-	-	-
Trading liabilities	(17,276,335)	(17,276,335)
Lease liability	(2,968,138)	(567,449)	(2,400,689)
ETP holders payable	(444,346,794)	(444,346,794)	-
Total assets / (liabilities)	$123,681,970	$52,795,845	$70,886,125

	December 31, 2025
	Total	Less than 1 year	1-3 years
Cash	$91,234,090	$91,234,090	$-
Client cash deposits	5,615,054	5,615,054	-
Prepaid expenses	9,596,922	9,596,922	-
Digital assets, digital assets loaned, and digital assets staked	515,586,931	482,763,021	32,823,910
Public Investments	272,520	272,520	-
Private investments	29,372,628	-	29,372,628
Equity investments	131,982,050	75,411,946	56,570,104
Accounts payable and accrued liabilities	(9,270,110)	(9,270,110)	-
Loan payable	(2,611,009)	(2,611,009)	-
Trading liabilities	(24,122,640)	(24,122,640)
Lease liability	(3,102,188)	(553,973)	(2,548,215)
ETP holders payable	(622,304,667)	(622,304,667)	-
Total assets / (liabilities)	$122,249,581	$6,031,154	$116,218,427

Digital assets included in the table above are non-financial assets except USDC. For the purposes of liquidity risk analysis, these non-financial assets were included as they are mainly utilized to pay off any redemptions related to ETP holders payable, a financial liability. The lent and staked digital assets fall under the “less than 1 year” bucket.

Market risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. At March 31, 2026, one investment made up approximately 0.2% (December 31, 2025 – one investment of 0.3%) of the total assets of the Company.

(a)	Price and concentration risk

The Company is exposed to market risk in trading its investments and unfavourable market conditions could result in dispositions of investments at less than favorable prices. In addition, most of the Company’s investments are in the technology and resource sector. At March 31, 2026, the company had one investment exposed to market risk (December 31, 2025 – one investment) of the total assets of the Company.

(b)	Interest rate risk

The Company’s cash is subject to interest rate cash flow risk as it carries variable rates of interest. The Company’s interest rate risk management policy is to purchase highly liquid investments with a term to maturity of one year or less on the date of purchase. Based on cash balances on hand at March 31, 2026, a 1% change in interest rates could result in an approximately $870,000 change in net loss.

(c)	Currency risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s operations are exposed to foreign exchange fluctuations, which could have a significant adverse effect on its results of operations from time to time. The Company’s foreign currency risk arises primarily with respect to United States dollar, Euro, Swiss Franc, Swedish Krona and British Pound. Fluctuations in the exchange rates between this currency and the Canadian dollar could have a material effect on the Company’s business, financial condition and results of operations. The Company does not engage in any hedging activity to mitigate this risk. The Company reduces its currency risk by maintaining minimal cash balances held in foreign currency.

As at March 31, 2026 and December 31, 2025, the Company had the following financial and non-financial assets and liabilities, (amounts posted in Canadian dollars) denominated in foreign currencies:

	March 31, 2026
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$3,092,564	$1,332,541	$9,336,086	$7,805,639	$9,128,690	$98,153
Private investments	25,065,628	-	-	-	-	-
Public investments	201,081	-	-	-	-	-
Prepaid	-	-	427,282	-	-	22,782
Accounts payable and accrued liabilities	(1,062,222)	-	(204,809)	-	(15,296)	(132,116)
ETP holders payable	-	-	-	(106,242,739)	126,206	-
Net assets (liabilities)	$27,297,051	$1,332,541	$9,558,559	$(98,437,100)	$9,239,600	$(11,181)

	December 31, 2025
	Canadian Dollars	British Pound	Swiss Franc	Swedish Krona	European Euro	Arab Emirates Dirham
Cash	$2,284,909	$51,536	$8,928,624	$12,978,875	$4,570,541	$457,515
Private investments	25,172,753	-	-	-	-	-
Prepaid investment	-	-	528,255	-	-	34,278
Accounts payable and accrued liabilities	(1,003,289)	-	(449,107)	-	(20,219)	(14,057)
ETP holders payable	-	-	-	(285,235,369)	(9,211,650)	-
Net assets (liabilities)	$26,454,373	$51,536	$9,007,772	$(272,256,494)	$(4,661,328)	$477,736

A 10% increase (decrease) in the value of the US dollar against all foreign currencies in which the Company held financial instruments as of March 31, 2026 would result in an estimated increase (decrease) in net income of approximately $5,102,000 (March 31, 2025 - $15,724,000).

(d)	Digital currency risk factors: Perception, Evolution, Validation and Valuation

A digital currency does not represent an intrinsic value or a form of credit. Its value is a function of the perspective of the participants within the marketplace for that digital currency. The price of the digital currency fluctuates as a result of supply and demand pressures that accumulate in the market for it.

Having a finite supply (in the case of many but not all digital currencies), the more people who want to own that digital currency, the more the market price increases and vice-versa.

The most common means of determining the value of a digital currency is through one or more cryptocurrency exchanges where that digital currency is traded. Such exchanges publicly disclose the “times and sales” of the various listed pairs. As the marketplace for digital currencies evolves, the process for assessing value will become increasingly sophisticated.

(e)	Fair value of financial instruments

The Company has determined the carrying values of its financial instruments as follows:

i.	The carrying values of cash, amounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term nature of these instruments.

ii.	Public and private investments are carried at amounts in accordance with the Company’s accounting policies as set out in Note 2 in the Company’s December 31, 2025 financial statements.

iii.	Digital assets classified as financial assets relate to USDC which is measured at fair value.

The following table illustrates the classification and hierarchy of the Company's financial instruments, measured at fair value in the statements of financial position as at March 31, 2026 and December 31, 2025.

	Level 1 (Quoted Market price)	Level 2 (Valuation technique -observable market Inputs)	Level 3 (Valuation technique - non-observable market inputs)	Total
Privately traded investments	$-	$-	$29,372,628	$29,372,628
Digital assets	-	496,934,790	18,652,141	515,586,931
Equity investments	-	-	131,982,050	131,982,050
Publicly traded investments	272,520	-	-	272,520
Warrant liability	-	-	(13,599,316)	(13,599,316)
December 31, 2025	$272,520	$496,934,790	$166,407,503	$663,614,813

Privately traded investments	$-	$-	$29,064,422	$29,064,422
Digital assets	-	369,097,082	12,254,966	381,352,048
Equity investments	-	-	85,117,890	85,117,890
Publicly traded investments	201,081	-	-	201,081
Warrant liability	-	-	(7,808,220)	(7,808,220)
March 31, 2026	$201,081	$369,097,082	$118,629,058	$487,927,221

Level 1 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 1 during the periods ended March 31, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 1 investments, financial assets at fair value	March 31, 2026	December 31, 2025
Opening balance	$272,520	$778,085
Realized loss on investments	-	-419,093.00
Unrealized loss on investments	(71,439)	-
Transferred from level 3	-	272,520
Investments sold	-	(358,992)
	$201,081	$272,520

Level 2 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 2 during the periods ended March 31, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 2 investments, financial assets at fair value	March 31, 2026	December 31, 2025
Opening balance	$496,934,790	$555,838,900
Digital assets acquired	1,490,011	232,267,760
Digital assets disposed	(16,118,787)	(87,878,518)
Digital assets earned from staking, lending and fees	1,816,905	12,332,036
Realized gain on digital assets	(34,460,655)	49,635,380
Unrealized losses on digital assets	(89,154,195)	(260,376,909)
Settlement of Genesis loan	-	(6,100,598)
Digital assets transferred in from level 3	7,809,992	2,749,352
Fees and other	779,021	(1,532,613)
	$369,097,082	$496,934,790

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 during the periods ended March 31, 2026 and December 31, 2025. These financial instruments are measured at fair value utilizing non-observable market inputs. The net realized losses and net unrealized gains are recognized in the statements of loss.

Level 3 investments, financial assets at fair value	March 31, 2026	December 31, 2025
Opening balance	$180,006,819	$294,773,144
Transferred to level 1	-	(272,520)
Acquired as subsidiary	-	(379,906)
Realized gain	(3,496,538)	31,217,931
Unrealized (loss)/ gain	(44,074,052)	(121,974,940)
Transferred to level 2	(7,809,992)	(2,749,352)
Foreign exchange gain	161,952	(527,269)
Equity investments disposed	(15,965,179)	(71,685,819)
Equity investments purchased	15,965,179	50,865,445
Management fees	(151,561)	-
Digital assets earned from staking, lending and fees	1,800,650	740,105
	$126,437,278	$180,006,819

Within Level 3, the Company includes private company investments that are not quoted on an exchange. The key assumptions used in the valuation of these instruments include (but are not limited to) the value at which a recent financing was done by the investee, company-specific information, trends in general market conditions and the share performance of comparable publicly traded companies.

Level 3 investments, financial liabilities at fair value	March 31, 2026	December 31, 2025
Opening balance	$13,599,316	$-
Warrants granted	-	53,195,195
Change in fair value	(5,791,096)	(39,595,879)
	$7,808,220	$13,599,316

As valuations of investments for which market quotations are not readily available, are inherently uncertain, may fluctuate within short periods of time and are based on estimates, determination of fair value may differ materially from the values that would have resulted if a ready market existed for the investments. Given the size of the private investment portfolio, such changes may have a significant impact on the Company’s financial condition or operating results.

The following table presents the fair value, categorized by key valuation techniques and the unobservable inputs used within Level 3 as at March 31, 2026 and December 31, 2025.

Description	Fair value	Valuation technique	Significant unobservable input(s)	Range of significant unobservable input(s)
Luxor Technology Corporation	$524,963	Recent financing	Marketability of shares	0% discount
Amina Bank	24,285,752	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	362,038	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
TenX Protocols Inc.	272,520	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	131,982,050	Market approach	Discount for lack of marketability	16% discount
Digital assets on loan	18,652,141	Market approach	Discount for lack of marketability	30% discount
December 31, 2025	$180,279,339

Luxor Technology Corporation	$526,102	Recent financing	Marketability of shares	0% discount
Amina Bank	24,338,445	Market approach	Marketability of shares	0% discount
ZKP Corporation	1,000,000	Recent financing	Marketability of shares	0% discount
Global Benchmarks AB	199,875	Recent financing	Marketability of shares	0% discount
CH Technical Solutions SA	-	Recent financing	Marketability of shares	0% discount
Canada Stablecorp Inc.	500,000	Recent financing	Marketability of shares	0% discount
Continental Stable Coin	500,000	Recent financing	Marketability of shares	0% discount
Bonsol Labs Inc.	2,000,000	Recent financing	Marketability of shares	0% discount
TenX Protocols Inc.	201,081	Recent financing	Marketability of shares	0% discount
Equity Investments in digital	85,117,890	Market approach	Discount for lack of marketability	15% discount
Digital assets on loan	12,254,966	Market approach	Discount for lack of marketability	26% discount
March 31, 2026	$126,638,359

Luxor Technology Corporation (“LTC”)

On December 29, 2020, the Company subscribed $100,000 to acquire certain rights to the preferred shares of LTC. The transaction was closed on February 15, 2021. On May 11, 2021, the Company subscribed to additional rights of $62,500. As at December 31, 2025, the valuation of LTC was based on secondary sale of shares and as a result, the Company increased the value of its investment during the year ended December 31, 2025. As at March 31, 2026, the valuation of LTC was $526,102 (December 31, 2025 - $524,963). As at March 31, 2026, a +/- 10% change in the fair value of LTC will result in a corresponding +/- $52,610 (December 31, 2025 - $52,496) change in the carrying amount.

Amina Bank AG (“Amina”)

On January 14, 2022, the Company invested $25,286,777 (CAD$34,498,750) to acquire 3,906,250 non-votes shares of Amina. During the year ended December 31, 2025, the Company impaired its investment in Amina due to the decrease in Amina’s assets under management. As at March 31, 2026, the valuation of Amina was $24,338,445 (December 31, 2025 - $24,285,752). As at March 31, 2026, a +/- 10% change in the fair value of Amina will result in a corresponding +/- $2,433,844 (December 31, 2025: +/- $2,428,575) change in the carrying amount.

ZKP Corporation (“ZKP”)

On August 2, 2024, the Company invested $1,000,000 to acquire shares of ZKP. As at March 31, 2026, the valuation of ZKP was based on the recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of ZKP will result in a corresponding +/- $100,000 change in the carrying amount (December 31, 2025 - $100,000).

Global Benchmarks AB (“Global Benchmarks”)

On September 24, 2024, the Company invested $199,875 to acquire shares of Global Benchmarks. As at March 31, 2026, the valuation of Global Benchmarks was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Global Benchmarks will result in a corresponding +/- $19,988 change in the carrying amount (December 31, 2025 - $19,988).

CH Technical Solutions SA (“CH Technical”)

On September 24, 2024, the Company invested $3,971,272 to acquire 25 shares of CH Technical. During the year ended December 31, 2025 and in the three months ended March 31, 2026, the Company impaired its investment in CH Technical based on the investments in CH Technical. As at March 31, 2026, the valuation of CH Technical was $Nil (December 31, 2025 - $362,038). As at March 31, 2026, a +/- 10% change in the fair value of CH Technical will result in a corresponding +/- $Nil change in the carrying amount (December 31, 2025 - $36,203).

TenX Protocols Inc. (“TenX”)

On July 24, 2025, the Company invested $718,339 to acquire 1,334,000 subscription receipts of TenX. During the year ended December 31, 2025, the Company converted its 1,334,000 subscription receipts into 1,334,000 common shares and 667,00 common share purchase warrants. As a result of this conversion, the Company revalues its investment in TenX based on the market price of the TenX shares at the end of each reporting period. As at March 31, 2026, the valuation of TenX was $272,250 (December 31, 2025 - $272,520). As at March 31, 2026, a +/- 10% change in the fair value of TenX will result in a corresponding +/- $10,108 change in the carrying amount (December 31, 2025 - $27,252).

Canada Stablecorp Inc.

On September 9, 2025, the Company invested $499,999 to acquire 303,030 shares of Canada Stablecorp Inc. As at March 31, 2026, the valuation of Canada Stablecorp Inc.was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Canada Stablecorp Inc. will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Continental Stable Coin

On July 25, 2025, the Company invested $500,000 to acquire rights to certain preferred shares of Continental Stable Coin. As at March 31, 2026, the valuation of Continental Stable Coin was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Continental Stable Coin will result in a corresponding +/- $50,000 change in the carrying amount (December 31, 2025 - $50,000).

Bonsol Labs Inc. (“Bonsol”)

On November 13, 2025, the Company invested $2,000,000 to acquire rights to certain preferred shares of Bonsol. As at March 31, 2026, the valuation of Bonsol was based on a recent financing price. Management has determined that there are no reasonably possible alternative assumptions that would change the fair value significantly as at March 31, 2026. As at March 31, 2026, a +/- 10% change in the fair value of Bonsol will result in a corresponding +/- $200,000 change in the carrying amount (December 31, 2025 - $200,000).

SUI Digital Assets Loaned at FVTPL

During Q2 2025, the Company invested $41,160,000 to acquire SUI digital assets. Management used the net asset values as determined by market pricing and applied a 26% discount for lack of marketability. As at March 31, 2026, a +/- 10% change in the fair value of the SUI digital assets loaned will result in a corresponding +/- $1,225,497 change in the carrying amount (December 31, 2025: $1,865,214).

Equity Investments in Digital Assets Funds at FVTPL

During Q2 2024, the Company invested $173,814,136 to acquire interest in two entities set up to hold SOL and AVAX acquired from a bankrupt estate. Management used the net asset values as determined by the entities managers and applied a 15% discount for lack of marketability. As at March 31, 2026, a +/- 10% change in the fair value of the Equity Investments in Digital Assets will result in a corresponding +/- $8,511,789 change in the carrying amount (December 31, 2025 - $13,198,205).

Digital asset risk

(a)	Digital currency risk factors: Risks due to the technical design of cryptocurrencies

The source code of many digital currencies, such as Bitcoin, is public and may be downloaded and viewed by anyone. As with all code, there may be a bug in the respective code which is yet to be found and repaired and can ultimately jeopardize the integrity and security of one or more of these networks.

Should miners for reasons yet unknown cease to register completed transactions within blocks which have been detached from the block chain, the confidence in the protocol and network will be reduced, which will reduce the value of the digital currency associated with that protocol, and the ETP payable balances that are valued with reference to the respective digital asset.

Protocols for most digital assets or cryptocurrencies are public open-source software, they could be particularly vulnerable to hacker attacks, which could be damaging for the digital currency market and may be the cause for investors choosing other currencies or assets to invest in.

(b)	Digital currency risk factors: Ownership, Wallets

Rather than the actual cryptocurrency (which are “stored” on the blockchain), a cryptocurrency wallet stores the information necessary to transact the cryptocurrency. Those digital credentials are needed so one can access and spend the underlying digital assets. Some use public-key cryptography in which two cryptographic keys, one public and one private, are generated and stored in a wallet. There are several types of wallets:

-	Hardware wallets are USB-like hardware devices with a small screen built specifically for handling private keys and public keys/addresses.

-	Paper wallets are simply paper printouts of private and public addresses.

-	Desktop wallets are installable software programs/apps downloaded from the internet that hold your private and public keys/addresses.

-	Mobile wallets are wallets installed on a mobile device and are thus always available and connected to the internet.

-	Web wallets are hot wallets that are always connected to the internet that can be stored in a browser or can be “hosted” by third party providers such as an exchange.

(c)	Digital currency risk factors: Political, regulatory risk and technology in the market of digital currencies

The legal status of digital currencies, inter alia Bitcoin varies between different countries. The lack of consensus concerning the regulation of digital currencies and how such currencies shall be handled tax wise causes insecurity regarding their legal status. As all digital currencies remain largely unregulated assets, there is a risk that politics and future regulations may negatively impact the market of digital currencies and companies operating in such markets . It is impossible to estimate how politics and future regulations may affect the market. However, future regulations and changes in the legal status of the digital currencies is a political risk which may affect the price development of the tracked digital currencies.

The perception (and the extent to which it is held) that there is significant usage of the digital assets in connection with criminal or other illicit purposes, could materially influence the development and regulation of digital assets (potentially by curtailing the same).

As technological change occurs, the security threats to the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets will likely adapt and previously unknown threats may emerge. The Company’s ability to adopt technology in response to changing security needs or trends may pose a challenge to the safekeeping of the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets. To the extent that the Company is unable to identify and mitigate or stop new security threats, the Company’s cryptocurrencies, DeFi protocol tokens and other digital assets may be subject to theft, loss, destruction or other attack.

Outstanding Share Data

As of May 14, 2026, the following securities are outstanding:

Common Shares

As of May 14, 2026, there was 387,895,989 issued and outstanding.

Preferred Shares

As of May 14, 2026, there were 4,500,000 preferred shares outstanding. The preferred shares are non-voting, non-participating, non-redeemable (except in certain circumstances), non-retractable, and non-convertible. The preferred shares have the right to cumulative preference dividend of 9%.

Stock Options

As of May 14, 2026, there were 18,493,217 stock options issued and outstanding with an exercise price ranging from CAD$0.17 to CAD$4.97 expiring between April 9, 2026 and July 11, 2030.

Warrants

As of May 14, 2026, there were 20,000,000 warrants outstanding, each exercisable to purchase a common share at a price of CAD$0.20 and expiring on November 6, 2028, 34,246,577 warrants outstanding, each exercisable to purchase a common share at a price of US$2.63 and expiring on September 26, 2028.

Deferred share units

As of May 14, 2026, there 8,228,692 deferred share units issued and outstanding with vesting terms ranging from six months to three years.

Restricted share units

As of May 14, 2026, there were 1,545,496 restricted share units issued and outstanding with vesting terms of two years.

Performance share units

As of May 14, 2026, there were 200,000 performance share units issued and outstanding with vesting term of ten months.

Risks and Uncertainties

The Company is exposed to a number of risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. The following outlines certain risk factors specific to the Company. These risk factors could materially affect the Company’s future results and could cause actual events to differ materially from those described in forward–looking information relating to the Company. Please also refer to the Company’s AIF for the year ended December 31, 2025 filed on SEDAR+ for a full description of the Company’s risks in addition to those highlighted below.

Forward-Looking Information and FOFI May Prove Inaccurate

Readers are cautioned not to place undue reliance on forward-looking information. By their nature forward-looking information and future-orientated financial information and financial outlook information (collectively, “FOFI”) involve numerous assumptions and known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements and/or FOFI or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Class action litigation may also arise in connection with forward-looking statements, even where such statements are accompanied by cautionary language.

Redemptions

Significant ETP redemptions could adversely impact the prospectus and operating results of the Company. A rapid and sustained increase in redemptions, particularly in the face of severe market volatility, may also negatively impact the Company’s equity and liquidity adversely affect the Company’s reputation and / or result in further declines in AUM, all of which could have an unfavourable impact on our business, financial condition and operating results.

Risks Relating to the Common Shares

Market Price of Common Shares may Experience Volatility

The market price of the Common Shares has been volatile in the past and may continue to be volatile. The market price is, and could be, subject to wide fluctuations due to a number of factors, including actual or anticipated fluctuations in the Company’s results of operations, changes in estimates of its future results of operations by management or securities analysts, market rumours, investments or divestments by the Company or its competitors and general industry changes.

Many of the factors that could affect the market price of the Common Shares are outside of the Company’s control. Broad market fluctuations, as well as economic conditions generally, may adversely affect the market price of the Common Shares. The stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may negatively impact the market price of the Common Shares. Limited analyst coverage or negative analyst reports may further contribute to volatility and reduced liquidity in our stock.

In addition, the price of the Company’s Common Shares, may be affected by its failure to comply with the continued listing requirements of stock exchanges on which it is listed. For example, the Company is not currently in compliance with the Nasdaq minimum bid price requirement.

Multilateral Instrument 52-109 Disclosure

In accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, management is responsible for the establishment and maintenance of DC&P and ICFR. The Company’s management, including the CEO and CFO, has designed the DC&P and ICFR based on the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO 2013 Framework”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with IFRS.

Regardless of how well the DC&P and ICFR are designed, internal controls have inherent limitations and can only provide reasonable assurance that the controls are meeting the Company’s objectives in providing reliable financial reporting information in accordance with IFRS. These inherent limitations include, but are not limited to, human error and circumvention of controls and as such, there can be no assurance that the controls will prevent or detect all misstatements due to errors or fraud, if any.

The CEO and the CFO have concluded that the Company’s ICFR were not effective as of March 31, 2026 because of the material weakness identified during the 2024 audit (leading to restatements of the Q2 2024 and Q3 2024 interim financial statements) and associated extensive manual processes for digital asset and ETP transaction processing has not been fully remediated and associated internal controls tested as operating effectively for a period of time.

Remediation of Material Weakness in ICFR

We continue to work to fully remediate the material weakness and are taking steps to strengthen our internal control over financial reporting. We are taking appropriate and reasonable steps to remediate this material weakness through the implementation of a new ERP system (NetSuite) and new cryptocurrency subledger (Cryptio) which will automate many accounting processes previously done manually and provide for stronger internal controls through system configured review and approval steps.

The implementation of both of these new IT systems commenced during the fall of 2025. The Company conducted a parallel run with NetSuite and Cryptio with our legacy system during the first quarter of 2026. The Q1 2026 parallel run testing yielded some additional configuration requirements for Cryptio for accurate ETP processing and thus delayed the “go live” target date to Q2 2026. The Company did launch NetSuite at DeFi during the first quarter of 2026 and expects to complete the NetSuite rollout to Valour simultaneously with the Cryptio go live date.

Management expects to continue to review and make necessary changes to the overall design of our internal control environment, as well as policies and procedures to improve the overall effectiveness of our internal control over financial reporting. We believe these measures, and others that may be implemented, will remediate the material weakness in ICFR described above.

The material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.

Material Accounting Policies

The Company’s material accounting policies can be found in Note 2 of the Annual Financial Statements.

The Company did not implement any new accounting policies during the three months ended March 31, 2026.

Reclassification of Comparative Amounts

Certain amounts have been reclassified in Condensed Consolidated Interim Statement of Operations and Comprehensive Income /(Loss) of the Interim Financial Statements for previous periods to conform to the current period presentation. Only reclassifications have been made with no changes in accounting policies or revision of previously reported amounts.  There is no change to previously reported net income (loss).

Critical Accounting Estimates and Assumptions

The preparation of the Interim Financial Statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual outcomes can differ from these estimates. The impacts of such estimates are pervasive throughout the Interim Financial Statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Information about critical judgments and estimates in applying accounting policies that have the most significant effect on the amounts recognized in the Interim Financial Statements are as follows:

Accounting for digital assets

The IFRS Interpretations Committee (the “Committee”) published its agenda decision on Holdings of Cryptocurrencies in June 2019. The Committee concluded that IAS 2 – Inventories applies to cryptocurrencies when they are held for sale in the ordinary course of business, otherwise an entity should apply IAS 38 - Intangible Assets to holdings of cryptocurrencies. The Company has assessed that it acts in a capacity as a commodity broker trader as defined in IAS 2 - Inventories, in characterizing certain of its holdings as inventory, or more specifically, digital assets. If assets held by commodity broker-traders are principally acquired for the purpose of selling in the near future and generating a profit from fluctuations in price or broker-traders’ margin, such assets are accounted for as inventory, and changes in fair value less costs to sell are recognized in profit or loss. Digital currencies consist of cryptocurrency denominated assets (see Note 7) and are included in current and long-term assets. Digital currencies are carried at their fair value determined by the spot rate less costs to sell. The digital currency market is still a new market and is highly volatile; historical prices are not necessarily indicative of future value; a significant change in the market prices for digital currencies would have a significant impact on the Company’s earnings and financial position. Fair value is determined by taking the mid-point price at 17:30 CET from Kraken, Bitfinex, Binance, Coinbase and other exchanges consistent with the final terms for each ETP. Fair value for Mobilecoin, Shyft, Blocto, Maps, Oxygen, Boba Network, Saffron.finance, Clover, Sovryn, Wilder World, Pyth and Vomex is determined by taking the last closing price for the day (UTC time) from www.coinmarketcap.com.

Equity investments in digital assets at fair value through profit and loss

Investments in equity instruments at fair value through profit or loss - Included in investments in equity instruments at fair value through profit or loss are investments in a US private company (LLC), and a U.S. Limited Liability Partnership via a Cayman Island domiciled feeder Limited Liability Partnership.

Management accounted for such investments at fair value to profit or loss under IFRS 9, because the Company does not exercise significant influence over the investee. The Company does not have any contractual right to appoint any representative to the investee’s board of directors. In addition, the Company does not have any participation in policymaking processes and does not have any material transactions with the investee. The fair value of investments in investment funds which are not quoted in an active market is determined by using net asset value as determined by the investment fund’s administrator and include a discount for lack of marketability (“DLOM”). Management deems the net asset value to be the fair value after considering key factors such as the liquidity of the investment fund or its underlying investments, any restrictions on redemptions and basis of accounting.

Fair value of financial derivatives

Investments in options and warrants which are not traded on a recognized securities exchange do not have a readily available market value. Valuation techniques , such as the Black- Scholes model, are used to value these instruments.

Fair value of investment in securities not quoted in an active market or private company investments

Where the fair values of financial assets and financial liabilities recorded on the statement of financial position cannot be derived from active markets, they are determined using a variety of valuation techniques. The inputs to these models are derived from observable market data where possible, but where observable market data are not available, judgment is required to establish fair values.

Share-based payments

The Company uses the Black-Scholes option pricing model to fair value options in order to calculate share-based compensation expense. The Black-Scholes model involves six key inputs to determine the fair value of an option: risk-free interest rate, exercise price, market price of the Company’s shares at date of issue, expected dividend yield, expected life, and expected volatility. Certain of the inputs are estimates which involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control. The Company is also required to estimate the future forfeiture rate of options based on historical information in its calculation of share-based compensation expense.

Business combinations and goodwill

Judgment is used in determining whether an acquisition is a business combination or an asset acquisition. In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values. In determining the allocation of the purchase price in a business combination, including any acquisition related contingent consideration, estimates including market based and appraisal values are used. The contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Goodwill is assessed for impairment annually.

Estimated useful lives and impairment considerations

Amortization of intangible assets is dependent upon estimates of useful lives, which are determined through the exercise of judgment. The assessment of impairment of these assets is dependent upon estimates of recoverable amounts that consider factors such as economic and market conditions and the useful lives of assets.

Impairment of non-financial assets

The Company’s non-financial assets include prepaid expenses, digital assets excluding USDC, equipment and right of use assets, intangibles and goodwill. Impairment of these non-financial assets exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. These calculations are based on available data, other observable inputs and projections of cash flows, all of which are subject to estimates and assumptions. See Note 8 for the discussion regarding impairment of the Company’s non-financial assets.

Functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s digital currencies, production and operating costs, financing and related transactions. Specifically, the Company considers the currencies in which digital currencies are most commonly denominated and the currencies in which expenses are settled, by each entity, as well as the currency in which each entity receives or raises financing. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

Assessment of transaction as an asset purchase or business combination

Significant acquisitions require judgements and estimates to be made at the date of acquisition in relation to determining the relative fair value of the allocation of the purchase consideration over the fair value of the assets. The information necessary to measure the fair values as at the acquisition date of assets acquired requires management to make certain judgements and estimates about future performance of these assets.

Control

Significant judgment is involved in the determination whether the Company controls under IFRS 10. The Company is deemed to control an investee when it demonstrates: power over the investee, exposure, or rights to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect the amount of the investor’s returns. There is judgement required to determine whether these criterions are met. The Company determined it controlled Valour Digital Securities Limited through its role as arranger.